UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Manual for Participation in General Meetings
Extraordinary General Meeting
Date: December 21st, 2016
Time: 4 p.m.

Santander

1

Index

1. Message from the Chairman of the Board of Directors	2
2. Call Notice	3
3. Participation of the Shareholders in the EGM	4
3.1. Representation by attorney-in-fact	4
4. Matters to be resolved in the OGM	5
4.1. To ELECT two (2) new members to compose the Company´s Board of Directors, for a complementary mandate, confirming the current composition of the Company’s Board of Directors	5
4.2. To CONFIRM the annual global remuneration of the managers for fiscal year 2016	6
4.3. To APPROVE the regulation related to the Long Term Incentive General Plan, for certain employees (including of management level) and managers of the Company and/or companies under its control, according to the proposal approved by the Board of Directors at meeting held on October 25th, 2016	7
ANEXO I – PROPOSAL TO CHANGE THE COMPOSITION OF THE BOARD OF DIRECTORS	9
ANEXO II – PURSUANT TO ITEM II OF ARTICLE 12 OF NORMATIVE INSTRUCTION CVM 481	24
ANEXO III – PURSUANT TO ARTICLE 13 OF NORMATIVE INSTRUCTION CVM 481	71
ANEXO IV – RELATED DOCUMENTS AND LINKS	98

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you, shareholder of Santander Brasil, to participate of the Extraordinary General Meeting (“EGM”) of Santander Brasil, called for December 21st, 2016 at 4 p.m., in the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – 1st mezzanine –Vila Olímpia - São Paulo – State of São Paulo.

This Manual for Participation in General Meetings (“Manual”), an example of a sustainable relationship practice with you, our shareholder, aims to assist you on the comprehension of the presented matters, for the taking of decisions, anticipating relevant clarifications and voting orientations.

Pursuant to the Call Notice turned available, we shall take resolutions on the following matters:

(I) To ELECT two (2) new members to compose the Company´s Board of Directors, for a complementary mandate, confirming the current composition of the Company’s Board of Directors;

(II) To CONFIRM the annual global remuneration of the managers for fiscal year 2016; and

(III) To APPROVE the regulation related to the Long Term Incentive General Plan, for certain employees (including of management level) and managers of the Company and/or companies under its control, according to the proposal approved by the Board of Directors at meeting held on October 25th, 2016.

In order to facilitate your analysis and appreciation of the matters to be resolved, we attach as exhibits to this Manual all documents related to the matter of the Call Notice, in attention to the CVM requirements.

Please read this carefully. We are at your disposal to clarify any doubts through our email address ri@santander.com.br.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved. Your participation in this important event is of the greatest benefit to our Company.

Very truly yours,

Jesús Maria Zabalza Lotina

Chairman of the Board of Directors

(in exercise)

2. Call Notice to be published in the Diário Oficial do Estado de São Paulo (São Paulo State Gazette), on November 19, 22 and 23, 2016, and in Valor Econômico on November 21, 22 and 23, 2016

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

CALL NOTICE - EXTRAORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Extraordinary General Meeting to be held on December 21st, 2016, at 4 p.m., at the Auditorium in the Company head offices, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2.235, 1º mezzanine, Vila Olímpia, to resolve on the following Agenda:

(I) To ELECT two (2) new members to compose the Company´s Board of Directors, for a complementary mandate, confirming the current composition of the Company’s Board of Directors;

(II) To CONFIRM the annual global remuneration of the managers for fiscal year 2016; and

(III) To APPROVE the regulation related to the Long Term Incentive General Plan, for certain employees (including of management level) and managers of the Company and/or companies under its control, according to the proposal approved by the Board of Directors at meeting held on October 25th, 2016.

General Instructions:

1.       As provided for in CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98, the minimum percentage of stake in the voting capital required to request the multiple voting process for the election of members of the Board of Directors is equal to five percent (5%);

2.       The shareholders or their legal representatives should attend the General Meeting bringing the relevant identity documents. In the event of representation of a shareholder by means of a proxy, the shareholders shall deliver at the Company’s head office, no less than seventy-two (72) hours before the General Meeting, a power of attorney granted according to the law; and

3.       The documents related to the matters to be analyzed at the General Meeting are available to shareholders (i) at the Company’s head office and also at its website (www.ri.santander.com.br – in Corporate Governance > Minutes and Management Meetings); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) website (www.cvm.gov.br); and (iii) at BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros website (www.bmfbovespa.com.br).

São Paulo, November 18th, 2016 – Jesús Maria Zabalza Lotina - Chairman of the Board of Directors (in exercise).

3. Participation of the Shareholders in the EGM

The shareholders of Santander Brasil may attend the EGM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders to attend the EGM:

Individual	• identity document with photo [1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy) [2] • identity document of the legal representative with photo (original or certified copy)

3.1. Representation by attorney-in-fact

The shareholder may be represented at the EGM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, First Paragraph of the Brazilian Corporate Law, the attorneys-in-fact shall have been appointed less than one (1) year before, and shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, provided that investment funds quotaholders shall be represented by the investment fund administrator.

The originals or certified copies of the documents mentioned above shall be delivered at the head offices of the Company up to the time schedule for the EGM.

However, in order to facilitate the access of the shareholders to attend the EGM, we recommend to deliver these documents at least seventy-two (72) hours prior to the opening of the EGM.

For the documents sent by email, the originals or certified copies shall be delivered at the Company’s headquarters on the day of the EGM.

The documents must be delivered at the Company’ head offices, at Av. Presidente Juscelino Kubitschek, 2041, 9th floor, Building A –Vila Olimpia - São Paulo – State of São Paulo – Jurídico Societário, M&A e Governança, telephones +55 11 3553-1865 and +55 11 3553-5641, email: juridsocietario@santander.com.br.

[1] The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

[2] By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

4. Matters to be resolved in the EGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the EGM.

According to the Call Notice available to shareholders, our EGM will deliberate about the following matters on the agenda:

(I) To ELECT two (2) new members to compose the Company´s Board of Directors, for a complementary mandate, confirming the current composition of the Company’s Board of Directors;

(II) To CONFIRM the annual global remuneration of the managers for fiscal year 2016; and

(III) To APPROVE the regulation related to the Long Term Incentive General Plan, for certain employees (including of management level) and managers of the Company and/or companies under its control, according to the proposal approved by the Board of Directors at meeting held on October 25th, 2016.

4.1. To ELECT new members to compose the Company´s Board of Directors, for a complementary mandate

The board of directors is the supervisory board and, as set out in the Brazilian Corporate Law, the Company’s By-Laws and its Internal Regulation, it is responsible for the business general guidelines of Santander Brasil and its subsidiary and companies belonging to the Santander Brasil Group, analyzing the relevant matters of the Company and effectively overseeing its management. It has the main scope of promoting the long term success of the business, by means of an active posture and always considering the interest of Santander Brasil as well as of its shareholders.

The board of directors is comprised of a minimum of five (5) members and a maximum of twelve (12) members, elected by the shareholders meeting for terms of two (2) years. A minimum of twenty per cent (20.0%) of the members of the board of directors must be independent directors, according to Second and Third paragraphs of Article 14 of the Company’s Bylaws.

Currently, the Board of Directors is composed by nine (9) directors, of which three (3) are independent.

The Board of Directors members meet regularly four times a year and extraordinarily as often as required, by its Chairman.

The structure, operation and competencies of the Board of Directors are provided in articles 14 to 18 of the Company’s By-Laws and in its Internal Regulation, both available on the website www.ri.santander.com.br.

The Company, with the favorable recommendation of the Nomination and Remuneration Committee, proposes to the EGM the election of Mrs. Deborah Patricia Wright and Mr. José Luciano Duarte Penido, as independent members of the Company’s Board of Directors, for a complementary mandate valid until the Ordinary General Meeting of 2017, so that the Company’s Board of Directors composition will be as follows:

Name	Post
Jesús Maria Zabalza Lotina	Chairman (in exercise)
Sergio Agapito Lires Rial	Director
Conrado Engel	Director
José Antonio Alvarez Alvarez	Director
José de Paiva Ferreira	Director
José Maria Nus Badía	Director
Álvaro Antonio Cardoso de Souza	Independent Director
Celso Clemente Giacometti	Independent Director
Deborah Patricia Wright	Independent Director
José Luciano Duarte Penido	Independent Director
Viviane Senna Lalli	Independent Director

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 10 of Instruction CVM No. 481, may be found on Exhibit I of this Manual.

___________________________________________________

4.2. To CONFIRM the annual global remuneration of the managers for fiscal year 2016

The management presented, in March 2016, a proposal for the management remuneration for the fiscal year 2016, in compliance with article 12, items I and II of CVM Instruction No. 481 and item 13 of the Reference Form, in accordance with Exhibit II of this Manual. The proposed remuneration was approved by the Ordinary General Meeting held on April 29, 2016 (“2016 OGM”).

At the referred 2016 OGM, the amount proposed by the management as managers’ global remuneration (Board of Directors and Executive Board) of up to R$ 300,000,000.00 (three hundred million reais), considering fixed, variable and based on shares remuneration, for the period from January to December 2016, was approved.

The managers’ global remuneration amount approved by the 2016 OGM was equal to the maximum amount approved for the period from January to December 2015, without considering the social security charges, which estimation for the period from January to December 2016 is equal to R$ 41,940,000.00 (forty-one million, nine hundred and forty thousand reais).

According to article 17, item IV of the Company's Bylaws, the Board of Directors is responsible for establishing the remuneration, indirect benefits and other incentives of the Directors, within the global limit of the management remuneration approved by the general meeting.

The management submits to the shareholders in general meeting the proposal to ratify the amount of R$ 300,000,000.00 (three hundred million reais) as global remuneration of the Company's management for the period of twelve (12) months counted as of January 1st, 2016.

___________________________________________________

4.3. To APPROVE the regulation related to the Long Term Incentive General Plan, for certain employees (including of management level) and managers of the Company and/or companies under its control, according to the proposal approved by the Board of Directors at meeting held on October 25th, 2016

The Company developed a new Long Term Incentive General Plan, which is object of this resolution, seeking the alignment between the Santander Brasil Group, its shareholders and the Key Personnel, in line with the following principles: (a) Seek the business growth and profitability in a sustainable manner; (b) Allow the recognition of the Key Personnel’s contribution to the performance of the Santander’s Brasil Group activities; (c) Allow the retention of the Key Personnel in its staff by offering a competitive variable remuneration package in accordance with the best market practices; (d) Promote the Santander Brasil Group good performance in line with the interests of its shareholders through the Key Personnel long term commitment; and (e) Discourage behaviors which may increase the exposition to risks above levels considered prudent in the short, medium and long term strategies adopted by the Santander Brasil and controlled companies.

This Long Term Incentive General Plan is within the regulatory and governance conditions applicable to the Company, especially observing: (a) Under the regulatory aspect:  The Resolution No. 3.921 of the National Monetary Council, from November 25th, 2015, which establishes the conditions to determine the financial institutions administrator’s remuneration policy, and the Law 6.404, of December 15th, 1976, which regulates the Corporations, and (b) Under the corporate governance aspect: The requirements for the deferred payment of the variable remuneration’s portion, taking into account the long term sustainable financial basis and adjustments in the future payments due to risks taken and the oscillation of the cost of capital, as well as, the Corporate Milestones and Internal Policies of the Santander Brazil Group, especially in regard to what is set forth in the administrators remuneration police of the Company.

This Long Term Incentive General Plan shall be applicable to all the Santander Brazil and controlled companies as from the 2017 exercise and may be applied to all the subsequent exercises, consequently remaining in force for an undetermined term and being allow to be terminated, suspended or changed at any time, provided however that any Participants’ rights to receive any amounts which already are due to them shall be duly respected.

This Long Term Incentive General Plan, which establishes the rules of certain variable remuneration opportunities that shall be offered to the Key Personnel as per the guidelines indicated here-above, was approve by the Board of Directors of the Company in a meeting held on October 25th, 2016, and now follows to the shareholders general meeting approval as per de administration recommendation.

The information regarding the “Long Term Incentive General Plan” are described on Exhibits III and III.1 of this Manual, pursuant to Article 13 of Normative Instruction CVM 481.

EXHIBIT I

PROPOSAL TO CHANGE THE COMPANY’S BOARD OF DIRECTORS COMPOSITION

12.5. In relation to each of the managers and members of the Fiscal Board of the Company, indicate, in table form:

Name	Jesús Maria Zabalza Lotina
Date of Birth	04/16/1958
Profession	Engineer
CPF or passport number	236.328.588-37
Position occupied	Vice-Chairman of the Board of Directors, accumulating the position of Chairman
Election date	12/01/2015
Take Office date	04/01/2016
Term of office	OGM of 2017
Other position or occupation on the company	No
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	2

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

From 2012 to 2013 he was the First Vice-President of the Latin America Division of Santander. He occupied as well the positions of
First Vice-Chairman of the Board of Directors of Santander Chile (which is controlled by a shareholder of the issuer) and member of the
Board of Directors of Santander México (which is controlled by a shareholder of the issuer) and of Bancorp in Puerto Rico (which is controlled by a shareholder of the issuer). From 2002 to 2010, he occupied the positions of Chairman of the Board of Directors of
Santander Colombia (financial sector) (which is controlled by a shareholder of the issuer). From June 2013 to December 2015, he occupied the positions of Chief Executive Officer of Santander Brasil and member of the Board of Directors. Currently, he occupies the position of Vice-Chairman of our Board of Directors, cumulating the position of Chairman, and member of the Board of Directors of
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (which is part of the economic group of the issuer). He is also member of the Risk Committee and coordinator of the Nomination, Governance and Compliance Committee and of the Sustainability and Society
Committee of Santander Brasil.

Description of any of the following events that have occurred during the last 5 years

Mr. Jesús Maria Zabalza Lotina declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Sergio Agapito Lires Rial
Date of Birth	07/28/1960
Profession	Economist
CPF or passport number	595.644.157-72
Position occupied	Member of the Board of Directors
Election date	12/01/2015
Take Office date	01/04/2016
Term of office	OGM of 2017
Other position or occupation on the company	Chief Executive Officer
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	1 (in exercise)

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

He was Chief Executive Officer of Marfrig Global Foods S.A. (food sector) and is a member of the Board of Directors of Cyrela
 Brazil Reality S.A. His professional career includes the positions of Vice-President Executive Officer and World Chief Financial
Officer of Cargill, being also part of the Board of Directors of such company, where he developed his functions for 9 years. He was Managing Director of Banco de Investimentos Bear Stearns & Co. (financial sector), in New York, officer of ABN AMRO Bank and member of the Board of Directors of ABN AMRO Bank in Netherlands (financial sector), as well as member of the Board of
Directors of Mosaic Fertlizers. He has a degree in Law for the Universidade Federal do Rio de Janeiro (UFRJ) and in Economics for
 Universidade Gama Filho, and also has MBA for the Instituto Brasileiro de Mercado de Capitais (IBMEC – São Paulo), specialization for the Harvard Business School, Wharton School of Business of Pennsyvania University and INSEAD, in France. Currently he
occupies the positions of member of the Board of Directors and Chief Executive Officer of Santander Brasil, Chairman of the Board
 of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. and Universia Brasil, S.A. (company controlled by the issuer).

Description of any of the following events that have occurred during the last 5 years

Mr. Sergio Agapito Lires Rial declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Conrado Engel
Date of Birth	05/30/1957
Profession	Engineer
CPF or passport number	025.984.758-52
Position occupied	Member of the Board of Directors
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Other position or occupation on the company	Senior Vice-President Executive Officer
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	3

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

In May 2008 he was appointed as group general manager and took office as CEO of HSBC Brasil (financial sector)
in June 2009, where he remained until March 2012. At Santander Brasil he is a senior vice-president executive officer, responsible for the vice-presidency of Wealth Management & Specialized Businesses, including Auto Joint Ventures and also is member of our Board of Directors. He is also a member of the Risk Committee of Santander Brasil, Chief Executiv
e Officer and member of the Board of Directors of Santander Leasing S.A. Arrendamento Mercantil, Chief Executive Officer
 of Aymoré Crédito, Financiamento e Investimento S.A., member of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A., member of the Advisory Board of Santander Brasil Gestão de Recursos Ltda. and Chairman
 of the Board of Directors of Webmotors S.A. and Banco Bonsucesso Consignado S.A. (which are part of the financial conglomerate of the issuer).

Description of any of the following events that have occurred during the last 5 years

Mr. Conrado Engel declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	José Antonio Alvarez Alvarez
Date of Birth	01/06/1960
Profession	Executive
CPF or passport number	233.771.448-97
Position occupied	Member of the Board of Directors
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Other position or occupation on the company	No
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	4

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

He was a member of the Board of Directors of Banco de Crédito Local S.A. from 2000 to 2002 and Chairman of the Banking
 Supervision Committee of the European Banking Federation from 2009 until 2012. Currently, he is the CEO of Santander
 Group, member of the Board of Directors of Santander Consumer Finance, S.A., member of the Fiscal Board of Bank
Zackodni WBK, S.A., member of the Fiscal Board of Santander Consumer Bank AG and Santander Consumer Holding
GmbH and member of the Fiscal Board of Santander Holdings USA, INC. (financial sector) until January 2015 (which are companies controlled by shareholder of the issuer). As of 2009, he is member of the Board of Directors of Santander Brasil.

Description of any of the following events that have occurred during the last 5 years

Mr. José Antonio Alvarez Alvarez declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	José de Paiva Ferreira
Date of Birth	03/01/1959

Profession	Manager
CPF or passport number	007.805.468-06
Position occupied	Member of the Board of Directors
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Other position or occupation on the company	Senior Vice-President Executive Officer
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	5

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

In 2008 he became the CEO of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice-President Executive Officer, responsible for the Retail Business. In March 2011 he became
 Director of the Santander’s Board of Directors, and joined the Board of Directors of the business group based in Los
 Angeles, California, USA, which main activities are technological innovations. Currently, he is a member of our Board of Directors and since July 2013 he also occupies the position of Senior Vice-President Executive Officer, being responsible for Organization, Property, Proceedings, Operations, Technology and Costs. He is also Chairman of the
 Board of Directors of Santander Leasing S.A. Arrendamento Mercantil and TECBAN – Tecnologia Bancária and member of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (which companies are part of the financial conglomerate of the issuer).

Description of any of the following events that have occurred during the last 5 years

Mr. José de Paiva Ferreira declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	José Maria Nus Badía
Date of Birth	02/09/1950
Profession	Executive
CPF or passport number	AAJ040239
Position occupied	Member of the Board of Directors
Election date	04/30/2015

Take Office date	09/08/2015
Term of office	OGM of 2017
Other position or occupation on the company	No
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	3

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

Mr. Badía served as Risk Vice-President Executive Officer and Chief of the Strategic Planning Department of the
 Risk Division from March 2014 until January 2015 at Banco Santander, S.A. He served as Vice-President Executive
 Officer of Santander UK Operations at Banco Santander, S.A., Risk Officer and Executive Director at Santander UK
 plc (financial sector) (controlled by shareholder of the issuer) from March 17, 2011 to March 1, 2014. He has also been Risk Vice-President Executive Officer in Argentaria and Bankinter, and member of the Board of Directors in
Banco de Vitoria, Banco de Negocios Argentaria, Banco de Credito Local and Banco de Alicante (financial sector).
He served as Executive Director and Risk Officer at Banco Banesto (financial sector) (controlled by shareholder of the issuer).
Previously, he was Risk Officer at Banco Español de Credito, S.A. (financial sector), where he was member of the Board of Directors and member of the Executive Board. He has been an Executive Director at Alliance & Leicester plc since
 March 17, 2011. He is a member of the board of Societat Catalana d'Economia. Since 2015 he is member of the Board of Directors of Santander Brasil.

Description of any of the following events that have occurred during the last 5 years

Mr. José Maria Nus Badía declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Álvaro Antonio Cardoso de Souza
Date of Birth	09/05/1948
Profession	Economist and Bussiness Manager
CPF or passport number	249.630.118-91
Position occupied	Member of the Board of Directors
Election date	04/30/2015

Take Office date	09/08/2015
Term of office	OGM of 2017
Other position or occupation on the company	Coordinator of the Remuneration and Risk Committee
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	2

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

Senior Advisor for Latin America at Citibank (financial sector) until his retirement in September 2003. He was CEO of Banco ABC-Roma, an affiliate to Grupo Globo and was member of the Board of Directors of several Brazilian companies, such as Celbrás, Ultraquímica, SPCI Computadores, Signature Lazard, Banco Triângulo, CSU
Cardsystems and Gol Linhas Aéreas. He was also member of the Board of Directors of MasterCard International
(credit cards sector) and President of the American Chamber of Commerce in São Paulo.

Description of any of the following events that have occurred during the last 5 years

Mr. Álvaro Antonio Cardoso de Souza declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Celso Clemente Giacometti
Date of Birth	10/13/1943
Profession	Bussiness Manager
CPF or passport number	029.303.408-78
Position occupied	Independent Member of the Board of Directors
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM de 2017
Other position or occupation on the company	Member of the Nomination, Corporate Governance and Compliance Committee
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	4
Information about: Main professional experiences during the last 5 years, indicating:	Since February 2010 he acts as independent member of the Board of Directors of Santander Brasil, which he

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector presides between October 2011 and June 2013 and between August 2013 and March 2015.
 He is President of the Fiscal Board and Audit Committee of Ambev S.A. (beverages sector). He is the managing partner of Giacometti Serviços Profissionais Ltda. (accounting sector) and one of the co-founders and former board member of Brazilian Institute Corporate Governance - IBGC.

Description of any of the following events that have occurred during the last 5 years

Mr. Celso Clemente Giacometti declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Viviane Senna Lalli
Date of Birth	06/14/1957
Profession	Entrepreneur
CPF or passport number	077.538.178-09
Position occupied	Independent Member of the Board of Directors
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Other position or occupation on the company	Member of the Sustainability and Society Committee
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	4

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

Ms. Senna is member of the following boards and committees: Council for Economic and Social Development (CDES);
 Advisory Board of FEBRABAN; Board of Education of CNI and FIESP; Energias do Brazil (EDP), ADVB, World Trade
 Center (WTC) and “Todos pela Educação”; and Guidance and Social Investments Committees of Bank Itaú-Unibanco.

Description of any of the following events that have occurred during the last 5 years

Mr. Viviane Senna Lalli declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Deborah Patricia Wright
Date of Birth	09/04/1957
Profession	Business manager
CPF or passport number	031.544.298-08
Position occupied	Independent Member of the Board of Directors
Election date	EGM to be held on 12/21/2016
Take Office date	After approval of the election by the Brazilian Central Bank
Term of office	OGM of 2017
Other position or occupation on the company	No
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	None

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

Between 2008 and 2014 she acted as member of the Board of Directors of Lojas Renner (clothing sector)
and President of the Sustainability Committee between 2012 and 2014. Currently she is member of the
 Board of Directors of Eurofarma (pharmaceutical sector). Currently she participates in: WCD Grupo Brasileiro
 (Women Corporate Directors); IBGC (Instituto Brasileiro de Governança Corporativa); and Diversity – Women in Board of Directors.

Description of any of the following events that have occurred during the last 5 years

Mr. Deborah Patricia Wright declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	José Luciano Duarte Penido
Date of Birth	03/08/1948
Profession	Engineer
CPF or passport number	091.760.806-25
Position occupied	Independent Member of the Board of Directors
Election date	EGM to be held on 12/21/2016
Take Office date	After approval of the election by the Brazilian Central Bank
Term of office	OGM of 2017
Other position or occupation on the company	Member of the Sustainability and Society Committee
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	None

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

He is independent member of the Boards of Directors of COPERSUCAR (exportation sector),
Química Amparo YPÊ (industrial sector) and ALGAR Group (IT/Telecom sector). He is also member of the board of Instituto Votorantim (industrial sector). Mr. Penido is Vice-Chair of the Executive
Committee of WBCSD – World Business Council for Sustainable Development. In his socioenvironmental activities Mr. Penido acts as Chairman of the Associação Corredor Ecológico do Vale do Paraíba and as member of the board of Rede Cidadã NGO.

Description of any of the following events that have occurred during the last 5 years

Mr. José Luciano Duarte Penido declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

12.6. In relation to each of the persons who served as members of the board of directors or of the supervisory board in the last fiscal year, inform, in a table format, the percentage of participation in the meetings held by the respective organ in the same period that occurred after the office.

Not applicable for the members appointed to the election in this EGM.

12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable for the members appointed to the election in this EGM.

12.8. In relation to each person who served as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees are not statutory, state in a table format the percentage of participation in the meetings Carried out by the respective body in the same period, that occurred after the tenure in office

Not applicable for the members appointed to the election in this EGM.

12.9. Inform the existence of a marital relationship, stable union or kinship up to the second degree between:

a. Issuer administrators

It does not apply, since there is no relationship between such persons.

b. (i) managers of the issuer and (ii) managers of the direct or indirect subsidiaries of the issuer

It does not apply, since there is no relationship between such persons.

c. (i) administrators of the issuer or its subsidiaries, direct or indirect and (ii) direct or indirect controllers of the issuer

It does not apply, since there is no relationship between such persons.

d. (i) managers of the issuer and (ii) managers of the issuer's direct and indirect controlling companies

It does not apply, since there is no relationship between such persons.

12.10. Inform relationships of subordination, service rendering or control kept, in the last 3 fiscal years, among managers of the issuer and:

a. company direct or indirectly controlled by the issuer

For information about this item, please consult item 12.9.

b. issuer’s direct or indirect controller company

Regarding the subordination item, Santander Brasil has two (2) members of the Board of Directors that has executive positions in Santander Spain Group, namely: José Antonio Alvarez Alvarez and José Maria Nus Badía.

c. If relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

For information on this item, please check item 12.9.

* * * *

EXHIBIT II – (Pursuant to item II of Article 12 to CVM Instruction 481) ITEM 13 of Annex 24 of CVM Instruction 481– Reference Form

13. Remuneration of the Executives

13.1. Describe the Policy or Practice of Remuneration of the Board of Directors, Statutory and Non-Statutory Officers, Supervisory Board, Statutory Committees, and Audit, Risk, Finance and Remuneration Committees

13.1.1. Board of Directors

All Members of the Board of Directors are entitled to a Fixed Remuneration comprised of monthly fees and benefits. In exceptional and fully justified cases, the Chairman of the Board may receive also a yearly variable remuneration for services rendered, under resolution of the Remuneration Committee and the Board of Directors, and always within the overall threshold of such yearly remuneration as approved in Annual General Meeting. The Chairman of the Board of Directors is eligible to participate of the private pension plan offered by the Company.

Let us highlight that, when a member of the Board of Directors is also a member of the Audit Committee of the Company, then, pursuant to the applicable regulation and the provisions of the internal guidelines of the Audit Committee, such member shall opt for remuneration from one of such bodies. Regarding the remaining assistance committees, if either member of the Board of Directors is also a member thereof, then such member shall be entitled to the remuneration applicable to the position of member of the Board and shall receive a bonus at the individual amount of BRL 12,000.00 (twelve thousand BRL) per meeting held in such assistance committee. As regards the Coordinator of the Risk Committee, the bonus per meeting shall be BRL 18,000.00 (eighteen thousand BRL).

In the specific event that the Chairman of the Board of Directors of the Company is a member of any of the assistance committees, the Chairman shall be entitled only to such remuneration as applicable to the position of Chairman of the Board of Directors of the Company.

13.1.1.a. Objectives of the remuneration policy or practice for the Board of Directors

The remuneration policy of the Board of Directors seeks to assure the following premises:

•         To make sure to align the interests of shareholders and the public with whom the Company relates to; and

•         To promote the good performance of the Company ensuring the interests of shareholders through a long-term commitment.

13.1.1.b. Board of Directors’ remuneration composition, indicating:

I. Description of the remuneration elements and objectives of each

The remuneration of the Board of Directors is composed of:

•         Fixed Remuneration: Consists of monthly fees, based on data from market research prepared by specialized external consultants, the global maximum value is approved annually at the Annual General Meeting.

•         Variable Remuneration (Self-Management Program – PPG): If any variable remuneration is awarded to the Chairman of the Board, the calculation of such remuneration must take into account the individual performance, the business unit performance, and the organization performance as a whole. It must take into account the mode of payment and the different rates of deferment, according to the level of variable compensation received in the year, and comply with ‘Malus’ clause with possible reduction up to 100% of the variable remuneration value, in such events as predicted.

•         Benefits: The Company gives the Independent Directors and Advisers who do not exercise position on the Executive Board of the Company or another company of Santander Group, some benefits aligned to the dimension of the position and market practices, such as medical and dental care and life insurance. To the Chairman of the Board of Directors, in addition to these benefits mentioned, car and driver are provided as well. Likewise, to the Vice Chairman of the Board, car and fuel are available. To expatriate Board members, the Organization may also offer benefits such as expatriation housing assistance and reimbursement of children’s school fees, among others.

•         Private Pension: Private Pension is a financial planning tool that aims to provide future supplementary income. The main pension plan provided by the Company is the SantaderPrevi, which is currently the only one open to new subscriptions. The Chairman of the Board of Directors is eligible to participate of the private pension plan. To date, Members of the Board of Directors who are not officers or employees of the Company are not eligible for private pension.

•         Stock-Based Remuneration: To date, no stock-based remuneration for the members of this body was set.

II. In relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration

The estimated size of each element in total Remuneration ratio is the following:

III. Calculation and adjustment methodology of each Remuneration element

•         Fixed Remuneration: There is no automatic methodology for adjustments. Every year, market researches are carried out to evaluate the competitiveness of the Board members’ compensation. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose to the Board of Directors.

•         Variable Income: There is no automatic methodology for adjustments. Every year, market researchers are carried out to evaluate the competitiveness of the compensation. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose to the Board of Directors.

•         Benefits: There is no automatic methodology for adjustments. Every year, market researchers are carried out to evaluate the competitiveness of the board members’ compensation, including benefits. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose to the Board of Directors.

•         Pension: As defined in the plan regulation. Please see item 13.10.

•         Stock-Based Remuneration: N/A

IV. Reasons for remuneration composition

The proposed remuneration considers the experience of the members of the Board, the need for retention of members in a competitive market and promotion of smooth Company performance.

V. The existence of members that are not remunerated by the issuer and the reason for this fact

The members of the Board holding executive positions in the Bank or the controlling shareholder are not remunerated for their positions in the Board of Directors, as they are already remunerated for their executive positions.

13.1.1.c. Key performance indicators that are taken into consideration in determining each remuneration element

The maximum setting of values is approved by the Annual General Meeting considering the results of the Company in the last fiscal year and expected results for the current fiscal year, including, but not limited to, net profits.

13.1.1.d. How remuneration is structured to reflect the evolution of performance indicators

The remuneration of the members of the Board of Directors is set considering the responsibility and seniority of members.

13.1.1.e. How the remuneration policy or practice is aligned with the short, medium and long-term interests of the issuer

The remuneration policy is aligned with the Company’s interests, by setting premises that are compatible with risk management, so as to avoid encouraging any behaviors that may expand exposure to risk above the levels deemed prudent, under short, medium and long-term strategies adopted by the Company, by communicating concepts, criteria and responsibilities regarding the modes of fixed and variable remuneration, encouraging the high performance thereof, always in line with the interests of the Company and its shareholders.

13.1.1.f. Existence of remuneration supported by subsidiaries or direct or indirect controlling or controlled entities

The remuneration of the members of the Board of Directors is not supported by subsidiaries or any entities directly or indirectly controlling or controlled by the Company. However, the members of the Board of Directors who also hold executive offices in Santander Spain or other entities controlled by Santander Spain are paid for such services directly by such entities, according to the office they hold.

13.1.1.g. Existence of any remuneration or benefit linked to the occurrence of certain corporate event, such as the transfer of control of the issuer corporate

No remuneration or benefit linked to the occurrence of certain corporate events.

13.1.2 Executive Board

Executive Board members earn: Fixed Remuneration consisting of monthly payments, benefits, pension and a variable remuneration, provided they are within the overall ceiling of the annual remuneration approved at the Annual General Meeting.

13.1.2.a         Objectives of the remuneration policy or practice

The purpose of the policy/practice of remuneration of Executive Directors is to support the strategy of the organization, to ensure the following assumptions:

•         Ensure alignment of the interests of shareholders and the public with whom the Company relates;

•         Recognize meritocracy, differing the individual contributions of the areas and the Company’s compliance with the objectives and implementation of business strategies proposed by the Executive Board and approved by the Board of Directors;

•         Promote good and recurrent company performance, and safeguard the interests of shareholders, through a long-term commitment of the members of the Executive Board;

•         Allow the career development of executives; and

•         Maintain the competitiveness of the Company’s Remuneration compared with major competitors in order to retain key executives.

13.1.2.b         Executive Board’ Remuneration composition, indicating:

I. Description of the remuneration elements and objectives of each

The remuneration of the Executive Board consists of fixed and variable parts, as detailed below:

•       Fixed Remuneration: Fixed remuneration consists of the contractual salary of each executive. Santander Brazil has twelve (12) levels of salary grades for Fixed Remuneration, and three (3) are of Directors. The salary is linked to the position held and the pay grade corresponding as reference. The individual salary also considers historical performance and seniority of occupants and is aligned with market practices, measured periodically through salary surveys performed by specialized consultants.

•       Benefits: In line with the scope of the office held and the market practices, namely:

•         Medical Care: coverage for medical appointments, laboratory tests, therapies and hospitalization at private room and  values are provided for use of non-accredited network.

•         Dental Care: Directors may opt for one of the two (2) plans covering dental care.

•         Life Insurance: Coverage in case of death or disability of the executive, including capital insured in case of death of spouse or children under twenty-one (21) years old.

•         Automobile: 0 KM car for mobility or money specific to that purpose.

•         Pension: Pension Plan is a financial planning tool made to provide future additional income. The main pension plan offered by the Company is SantanderPrevi which is currently the only one open to new members.

•         Variable Remuneration: The variable remuneration shall consist of the annual Variable Income Plan (PPG – Self-Management Program) and the Long Term Incentive (ILP) Plans.

➢  Self-Management Program (PPG)

The objective of the Annual Variable Income plan (PPG) is to recognize, through meritocracy, the best performance in the Organization. This plan, to which the members of the Executive Board are eligible, takes into account the following criteria:

Individual performance: Measured through institutional performance assessment tool (objective direction sheet – DPO) and includes quantitative and qualitative indicators. It is monitored by the Financial, Strategy and Quality Vice-Presidency and has its indicators and targets approved by the Executive Committee.

Business unit performance: Measured through the objective direction sheet (DPO) of the area and reflects the goals of the area in the fiscal year. Its indicators and targets are approved by the Executive Committee and monitored monthly by the Financial, Strategy and Quality Vice-Presidency.

The institution’s performance as a whole: As of 2015, it involves compliance with the net profit indicator and the RoRWA (Return on Risk Weighted Assets) indicator, according to the following:

Modifier shall mean the net profit increase rate in comparison with the former year. This modifier is added to achievement of net profit vs. budget, as shown in the following table:

LL 2015 vs. 2014	Adjustment
< -10% -10% to +10% >+10%	-5% -5% to +5% +5%

The annual variable income for the statutory officers is paid as follows:

In the case of the CEO, the deferral in this plan is at least 50%, with 25% at least of each of the items mentioned above.

The deferment ratio depends also on the level of variable compensation received in the fiscal year (includes the Long-Term Incentive (ILP) value in the year of the granting, valued at the granting price). In the event that the variable compensation value is between BRL 5.5 MM and BRL 8 MM, the deferment is 50%, where 25% of each installment is deferred and paid on demand. In the event that the variable compensation value is equal to or higher than BRL 8 MM, the deferment is 60%, where each deferred installment is 30% and each paid-on-demand installment is 20%.

As of 2015, for the President Director, or in the event that the variable compensation value is higher than BRL 5.5 MM, the payment of the deferred installments goes from three (3) to five (5) equal annual installments, with the lock up conditions being kept.

The plan is still subject to Malus, i.e., the Board of Directors, on the recommendation of the Nomination and Remuneration Committee (NRC), may approve reduction up to 100% of the value of each participant in the following cases:

•                                 Unsatisfactory financial performance of the Company;

•                                 Breach of internal rules applicable to the participant, including but not limited to risk management policies;

•                                 Substantial change in the financial condition of Santander Brazil, as opined by external auditors, except because of changes in accounting standards. Should the Board of Directors deem it necessary, Santander Group’s statements may also be taken into account in this analysis; or

•                                 Significant variations in capital base or qualitative risk assessment of Santander Brazil. Should the Board of Directors deem it necessary, the analysis of Santander Group’s capital variations may also be taken into account in this analysis.

The Performance of the Directors is measured by institutional tool (DPO = Direction by Objectives). There is the period of engagement of targets, which is held at the beginning of the year, after the six-month review, and finally, in a scale of 05 levels, performance score is assigned at the end of the year. This score is one of the items that are used in setting the value of the variable annual remuneration (PPG).

➢  Long Term Incentive (ILP) Plans

The objective of the ILP is to align the interests of the Organization and the interests of participants, encouraging the retention of long-term career.

There are three (3) ILP plans in force, two (2) of them being Call Option Plans – the SOP 2014 and the SOP 2013 – and a Global Stock Plan (ILP CRDIV).

Stock Call Option Plans – Units which last about three (3) years and have an exercise period of two (2) years. The number of Units exercisable by the participants is determined according to the result of the determination of a company’s performance parameter: Total Shareholder Return (“TSR”) and may be reduced, if not achieved the objectives of reducers Return on Risk Weighted Assets (“RORWA”) or Return on Risk Adjusted Capital (“RORAC”) – depending on the plan – comparison between realized and budgeted in each year, as determined by the Board of Directors for each plan. Additionally, it is necessary that the participant remains with the Company during the term of the Plans to acquire a position to exercise those options.

Plans will be settled in Units, by the difference between the closing price on the exercise date and the “Strike Price”, net of PIT.

Plans are subject to a Malus clause, i.e., the Board of Directors, on the recommendation of the Nomination and Remuneration Committee (NRC), may adopt to reduce up to 100% of the value of each participant in the following events:

•           Poor financial performance of the Company;

•           Breach by the Participant, of rules and internal regulations, in particular those related to risk;

•           Substantial changes in the financial statements of Santander Brazil, or Santander Group, considered by the external auditors, except as a result of changes in accounting standards; or

•           Significant changes in the stock capital or qualitative risk assessment of Santander Brazil or Santander Group.

Plans also include an additional deferral of 40% (or 50% for the CEO) of the exercised shares in three (3) annual installments, and one (1) year from backup withholding, i.e., there is restriction on sale, for up to four (4) years from the date of exercise (1/3 for 2 years, 1/3 for 3 years and 1/3 for 4 years).

➢  Global Plan – ILP CRDIV

In 2014, it was launched a stock delivery plan called Long-Term Incentive Program Global Award 2014 – ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of Santander Group, comparing the evolution of the Group in this indicator for the main global competitors, and settlement will be in shares of Santander Group worldwide.

The Long-Term Incentive Program Global Award 2014 provides for the delivery of the shares resulting from the achievement of the plan in three annual installments in 2016, 2017 and 2018, with an additional restriction on sales of one year after each delivery, subject to achievement of indicator Total Shareholder Return of Santander Group in relation to its main competitors worldwide.

II. In relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration

The estimated size of each element in total Remuneration ratio is the following:

III. Calculation and adjustment methodology of each Remuneration element

•         Fixed Remuneration: There is no automatic methodology for adjustments. Every year, market researches are carried out to evaluate the competitiveness of the officers’ compensation. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose to the Board of Directors.

•       Variable Income: There is no automatic methodology for adjustments. Every year, market researchers are carried out to evaluate the competitiveness of the officers’ compensation. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose to the Board of Directors.

•       Benefits: There is no automatic methodology for adjustments. Every year, market researchers are carried out to evaluate the competitiveness of the officers’ compensation, including benefits. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose to the Board of Directors.

•       Pension: As defined in the plan regulation. Please see item 13.10.

•       Stock-Based Remuneration: As defined in each plan regulation. Please see item 13.4.

IV. Reasons for Remuneration composition

The proposed remuneration considers the experience of Executive Officers, the need to retain talent in a competitive market and the promotion of good performance of the Organization through a long-term commitment of the members of the Executive Board.

V. The existence of members that are not remunerated by the issuer and the reason for this fact

There are no members that are not remunerated by the Executive Board.

13.1.2.c. Key performance indicators that are taken into consideration in determining each Remuneration element

•         Fixed Remuneration: Without any attached indicator.

•         Variable Remuneration: They are based on the Company’s result indicators, including indicators of recurrent net profit, Return on Risk Weighted Assets (RoRWA), results from areas and individual performance. Both quantitative factors that depend on the area and qualitative (aligning the Santander Brazil’s values, teamwork, etc.) are considered in the evaluation of the individual.

•         Benefits: Without any attached indicator.

•         Pension: Without any attached indicator.

•         Stock-Based Remuneration: ILP Plan, as described in item 13.4.

13.1.2.d. How the remuneration is structured to reflect the evolution of performance indicators

The Board of Directors assesses compliance with established objectives and budget of the Company for the purpose of verifying whether the results justify distributions of funds to the proposed limits.

13.1.2.e. How the policy or practice of Remuneration aligns the interests of the short, medium and long-term issuer

The remuneration policy of the Company offers to executives plans like the Self-Management Program (“PPG”), the ILP (global and local) Plans and the Deferral Plan in order to align the interests of the Organization and executives. There is a search, on one hand, for sustainable growth and profitability of the Company, and on the other hand, the recognition of the contribution of executives to the development activities of the Company.

13.1.2.f.        Existence of Remuneration supported by subsidiaries or direct or indirect controlled or controlling entities

The remuneration of the Executive Board is not supported by subsidiaries or direct or indirect controlled or controlling entities. However, the results of subsidiaries and affiliates influence on the consolidated results of the Company and, consequently, the variable remuneration of the Executive Board.

13.1.2.g. Any Remuneration or benefit linked to the occurrence of certain corporate events, such as the transfer of corporate control of the issuer

There is no Remuneration or benefit related to the occurrence of certain corporate events.

13.1.3. Audit Committee

The Audit Committee consists of a minimum of three (3) and maximum of six (6) members appointed by the Board of Directors from among persons, whether or not members of the Board of Directors, which meet legal and regulatory requirements to perform the duties.

            13.1.3.a.       Objectives of the policy or practice of Remuneration

The remuneration of the Audit Committee shall be suited to attract qualified, experienced professionals and recognize for the performance of their duties established in the corporate charter.

13.1.3.b. Audit Committee’s Remuneration composition, indicating

I. Description of the Remuneration elements and objectives of each

         The remuneration of the Audit Committee is composed of:

•         Fixed Remuneration: Twelve (12) installments, according to the amounts set annually by the Board of Directors.

•         Benefits: They are granted Medical and Dental Health care and Life Insurance.

•         Pension: Members of the audit committee are not eligible for private pension.

II. In relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration

         The estimated size of each element in total Remuneration ratio is:

III. Calculation and adjustment methodology of each Remuneration element

•         Fixed Remuneration: There is no automatic methodology for adjustments. Every year, market researches are carried out to evaluate the competitiveness of the board members’ compensation. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose adjustments to the Board of Directors.

•         Variable Remuneration: N/A

•         Benefits: There is no automatic methodology for adjustments. Every year, market researchers are carried out to evaluate the competitiveness of the Audit Committee compensation, including benefits. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose adjustments to the Board of Directors.

•         Pension: N/A

•         Stock-Based Remuneration: N/A

IV. Reasons for Remuneration composition

The proposed remuneration considers the experience of the members of the Audit Committee, the need for retention of members in a competitive market, the promotion of good performance of the Company and alignment with the strategy of the shareholders.

V. The existence of members that are not remunerated by the issuer and the reason for this fact

There are no members that are not remunerated by the Audit Committee.

13.1.3.c.        Key performance indicators that are taken into consideration in determining each Remuneration element

The maximum setting of values is approved by the annual general meeting considering the results of the Company in the last fiscal year and results expected for the current year, including, but not limited to, net profit.

13.1.3.d. How Remuneration is structured to reflect the evolution of performance indicators

The remuneration of the members of the Audit Committee is set annually by the Annual Shareholders’ Meeting and is not directly tied to performance of short and medium term.

13.1.3.e. How the policy or practice of Remuneration aligns with the interests of the short, medium and long-term issuer

The remuneration policy is aligned with the Company’s interests, by setting premises that are compatible with risk management, so as to avoid encouraging any behaviors that may expand exposure to risk above the levels deemed prudent, under short, medium and long-term strategies adopted by the Company, by communicating concepts, criteria and responsibilities regarding the modes of fixed remuneration, always in line with the interests of the Company and its shareholders.

13.1.3.f. Existence of Remuneration supported by subsidiaries or direct or indirect controlled or controlling entities

There is none.

13.1.3.g. Existence of any Remuneration or benefits linked to the occurrence of certain corporate events such as the transfer of control of the issuer

No remuneration or benefit linked to the occurrence of certain corporate events.

13.1.4. Nomination and Remuneration, Corporate Governance, and Sustainability & Risk Committees

At the Board of Directors’ meeting held in May 28, 2013, the remuneration of the members of the (i) Remuneration Committee; (ii) Nomination, Corporate Governance and Compliance Committee; (iii) Sustainability & Society Committee; and (iv) Risk Committee, in the individual value of BRL 12,000.00 (twelve thousand reais) for each meeting to be held, was approved, with which shall only be entitled to such remuneration those members who are not officers in the Executive Board, or as Chairman of the Board of Directors. Regarding the Coordinator of the Risk Committee and the Remuneration Committee, the bonus per meeting is BRL 18,000.00 (eighteen thousand BRL).

The members of the Nomination and Remuneration Committee are not entitled to receive any other form of Remuneration or benefit.

13.2. Total remuneration of the Board of Directors, Statutory Board and Audit Committee

The number of members per body corresponds to the yearly average determined on a monthly basis.

13.3. In relation to the variable remuneration in the last 3 fiscal years and expected remuneration for the current fiscal year of the Board of Directors and Statutory Board

Variable Remuneration in fiscal years 2013, 2014, 2015 and expected in 2016:

Year 2013

Amounts in BRL

Year 2014

Amounts in BRL

Year 2015

Amounts in BRL

Year 2016

Amounts in BRL

13.4.   Compensation plan based on the actions of the Board of Directors and the Statutory Board, in force in the last fiscal year and estimated for the current fiscal year

            13.4.a. General Terms and Conditions

The Company has three (3) long-term compensation plans, bound to the price performance in the stock market: Local Long-Term Incentive Program, Global Long Term Incentive Program, and Deferral Plan.

Officers and non-executive employees who are nominated by the Board of Directors are eligible for these plans. Plans have a duration of three (3) years, promoting eligible employees’ commitment to the long-term results.

            13.4.a.1. Local Plans

The Local Long Term Incentive Program encompasses two (2) different plans: the Stock Options Plan (SOP) for executives and the Performance Share Plan (PSP). SOP is a call option plan for stocks of the company (Units SANB11), for officers, while PSP is an incentive plan for all executives of all areas. The purpose of such plans is to keep the employees committed to the long-term results.

Stock Options Plan (SOP)

SOP is a stock option plan for units. The period to execute options is two years. The plan participant must stay with the Company during the plan’s effective term in order to be eligible to execute the options on their corresponding units.

SOP IPO

         On February 3, 2010, the shareholders approved the granting of SOP 2012 with execution period from June 30, 2012 to June 30, 2014. The number of executable units in this plan is determined at: (i) 50% (fifty percent) of achievement is bound to TSR (Total Shareholder Return); and (ii) 50% (fifty percent) is based on comparison ‘net profit’ vs. ‘budgeted profit’.

SOP for Delivery in 2014

On October 25, 2011, the shareholders approved the granting of SOP for Delivery in 2014, with execution period from June 30, 2014 to June 30, 2016. The number of executable units was determined according to TSR (Total Shareholder Return) and the number of executable units was reduced by the achievement of RORAC (Return on Risk Adjusted Capital) goals, in each fiscal year.

SOP 2013

On April 29, 2013, the shareholders approved the granting of SOP 2013, with execution period from June 30, 2016 to June 30, 2018. The number of executable units was determined according to the Company’s performance parameter calculation result: TSR (Total Shareholder Return), and may be reduced in the event that the goals of reducer RoRWA (Return on Risk Weighted Assets) are not achieved, when comparing ‘achieved’ vs. ‘budgeted’ in each year.

Local Plan – PSP (Performance Share Plan)

PSP consists of long-term remuneration based on Units and on cash indexed to the Unit.

PSP

On February 3, 2010, the shareholders approved the PSP Plan. Under such Plan, the participants receive 50% (fifty percent) of the remuneration in cash and 50% (fifty percent) in Units, attached to TSR and RoRWA indicators.

PSP 2013

On April 29, 2013, the shareholders approved the PSP 2013 plan. Within the framework of this plan, participants receive 100% (one hundred percent) of remuneration in Units. The amount of such Units may be reduced in the event that the goals of reducer RoRWA (Return on Risk Weighted Assets) are not achieved, based on a comparison ‘achieved’ vs. ‘budgeted’ in each year.

            13.4.a.2. Global Plans

Plans PI10, PI11, PI12, PI13 e PI14

The Board of Directors of Santander Spain, held on March 26, 2008, adopted the policy of Long-Term Incentives aimed at executives of Santander Spain and Santander Group (excluding Banesto). This policy provides compensation tied to stock performance of Santander Spain according to what was established in the Annual General Meeting.

The plan that makes up the aforementioned policy of incentives is the Action Plan for Performance.

The Plan involves cycles of three (3) years of delivery of shares to the recipients. The goal is to establish an appropriate sequence between the incentive plan expiration and the successive cycles of this plan. Thus, the first two (2) cycles started in July 2007, with the first cycle lasting two (2) years (PI09) and the other cycles having an average of three (3) years (PI10, PI11, PI12, PI13 and PI14).

For each cycle, a maximum number of shares is established for each beneficiary who remains in Santander Brazil during the plan. Cycles achieving the goals determined the number of shares to be delivered, defined by comparing the performance of Santander Spain with the performance of the financial institutions group used as a reference and linked to two parameters, namely Total Shareholder Return (TSR) and growth in earnings per share (EPS).

At the end of each cycle, the Total Shareholder Return (TSR) and growth in earnings per share (EPS) were calculated for Santander Spain and each of the reference companies, and the results were sorted in ascending order. Each of the two criteria (TSR and EPS) were weighted in proportion of 50% to calculate the percentage of shares to be delivered, according to the relative position of Santander Spain in the ranking among the reference financial institutions.

For plans PI12, PI13 and PI14, the goal that determines the number of shares was related only to a performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR of the Group.

         Global Plan – ILP CRDIV

A stock delivery plan known as Global Long Term Incentive Award 2014 (ILP CRDIV) was launched in 2014. This plan is subject to the achievement of performance indicator Total Shareholder Return (TSR) of Santander Group, comparing the evolution of the Group in this indicator with the main global competitors, and settlement will be in shares of the World Santander Group.

The Global Long Term Incentive Program Award 2014 provides for the delivery of the shares resulting from the achievement of the plan in three (3) annual installments in 2016, 2017 and 2018, with an additional restriction on sales of one (1) year after each delivery.

            13.4.a.3. Deferral Plans

The Deferral Plans are available to Statutory Directors, executives with management positions, and other eligible employees. As part of the Deferral Plan, participants receive the variable remuneration in a period of three (3) or five (5) years.

Deferral plans are renewed and updated each year. From 2015, there are four plans in place: one for each fiscal year 2012, 2013, 2014 and 2015.

Deferral Plan – 2014 and 2015

         In 2015, the plans were divided into two (2) programs:

•         Identified Collective Plan: Statutory and Executive Directors. Statutory and Executive Directors who take significant risks on behalf of Santander Brazil, and are responsible for the control areas. Deferred compensation is paid 50% (fifty percent) in cash and 50% (fifty percent) in shares (Units SANB11).

•         Unidentified Collective Plan – Employees. Eligible for this plan are the management level employees and other certain employees. Deferred compensation is paid 100% (one hundred percent) in cash.

Deferral Plan – 2012 and 2013

         In 2012 and 2013, the plans were divided into two (2) programs:

•         Identified Collective Plan: Statutory and Executive Directors. Statutory and Executive Directors who take significant risks on behalf of Santander Brazil, and are responsible for the control areas. Deferred compensation is paid 50% (fifty percent) in cash and 50% (fifty percent) in Units.

•         Unidentified Collective Plan – Employees. Eligible for this plan are the management level employees and other certain employees. Deferred compensation is paid 100% (one hundred percent) in cash.

          13.4.b. Main objectives of the plans

•         Align the interests of the Company and participants so as to, on the one hand, achieve the growth and profitability for the Company, and on the other hand, to recognize the contribution of participants in the development of Company’s activities;

•         Enable the Company to retain participants in its payroll, offering them an additional advantage, the opportunity to develop or increase their interest as shareholders of the Company; and

•         Promote the good performance of the Company and the interests of shareholders through a long-term commitment by participants.

13.4.c. How the plans contribute to the objectives

The Plans contribute to the mentioned objectives by encouraging executives to make an effort to achieve the following indicators: Total Shareholder Return (TSR), budgeted net profit vs. achieved net profit comparison, RORAC (Return on Risk Adjusted Assets), RoRWA (Return on Risk Weighted Assets) and growth in Earnings per Share (EPS). These indicators were defined in the Regulation of the respective Plans.

13.4.d. How the plans are included in the issuer’s remuneration policy

The plans are a key piece in the Company’s compensation strategy because they act as efficient tools for recognition and retention of members of the Executive Board in the short, medium and long term, and align the interests of executives with the interests of the Company.

          13.4.e. How the plans align the interests of officers and the issuer in the short, medium and long term

        The plans align the interests of members of the Executive Board and the Company’s interests in the short, medium and long term as the options are exercised and the shares are received only if the Company’s strategic objectives are achieved consistently for the cycle duration of the plans.

13.4.f.            Maximum number of shares covered

          13.4.g. Maximum number of options to be granted

13.4.h. Conditions to purchase shares

          13.4.h.1. Local Plans

          SOP IPO

Share Option Plan, in which new shares of the Company are issued (Units SANB11), promoting a commitment of the Board of Officers with the long-term results. The period commenced on June 30, 2012 and extends over two (2) years. The number of executable units in this plan was determined by (i) 50% (fifty percent) of achievement bound to Total Shareholder Return (TSR) and (ii) 50% (fifty percent) based on comparison ‘net profit’ vs. ‘budgeted profit’.

        PSP

A Variable Compensation Plan, in which (i) fifty percent (50%) consists of the delivery in Units, which cannot be sold during the period of one (1) year counted from the date of exercise, and (ii) fifty percent (50%) is paid in cash, which can be freely used by the participants (“Bonus”), after deductions of all applicable taxes, charges and withholdings. For the delivery of the units, such TSR and RoRWA indicators as specified in the regulation must be achieved.

        SOP for delivery in 2014

The amount of Units exercisable by the participants was determined according to the result of measurement of a performance parameter of the Company: Total Shareholder Return (TSR) and was be reduced upon failure to achieve the goals of the Return on Risk Adjusted Capital (RORAC), comparison between achieved and budgeted in each year. Additionally, the participant had to remain in the Company to be entitled to receive the options.

The plan shall be settled in Share Deposit Certificates (Units) by the difference between the closing price on the exercise date and the Strike Price, net of Personal Income Tax.

        SOP 2013

        The number of Units exercisable by participants shall be determined according to the measurement of performance parameters of the Company: Total Shareholder Return (TSR), and can be reduced on non-performance of return on risk weighted assets (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, the participant must remain in the Company during the term of the Plan to be entitled to exercise the Units corresponding to remuneration. In order to be entitled to receive options, the goals specified in the Regulation must be achieved.

             PSP 2013

Payment will be made upon delivery of the corresponding Units. The number of Units to be delivered to participants shall be determined according to the measurement of a performance criteria of the Company – Total Shareholder Return (TSR) – and can be reduced on non-performance of return on risk weighted assets (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors.

             13.4.h.2. Global Plans

For each cycle, a maximum number of shares was established for each beneficiary. In the first three (3) cycles, the goals determine the number of shares to be delivered, by comparing the performance of Santander Spain with the performance of the group of Financial Institutions used as reference and linked to two parameters, namely: Total Shareholder Return (TSR) and growth in earnings per share (EPS).

At the end of each cycle, the Total Shareholder Return (TSR) and growth in earnings per share (EPS) were calculated relative to Santander Spain and each of the reference companies and the results sorted in ascending order. Each of the two criteria (TSR and EPS growth) were weighted in proportion of 50% in the calculation of the percentage of shares to be delivered, according to the relative position of Santander Spain in the ranking of the reference financial institutions.

        For plans PI12, PI13 and PI14, the goal that determines the number of shares was related only to a Performance Parameter, which has 100% weight in the percentage of shares to be distributed: the TSR of the Group.

Global Plan – ILP CRDIV:

This plan, launched in 2014, is subject to the achievement of performance indicator Total Shareholder Return (TSR) of Santander Group, comparing the evolution of the Group in this indicator with the main global competitors, and settlement will be in shares of the World Santander Group.

The Global Long Term Incentive Program Award 2014 provides for the delivery of the shares resulting from the achievement of the plan in three (3) annual installments in 2016, 2017 and 2018, with an additional restriction on sales of one (1) year after each delivery.

          13.4.h.3. Deferral Plans

                Deferral – Cycle 1

The plan’s object was the payment in cash of part of the variable remuneration payable by the Company to participants of the plan, in the terms of its remuneration policy, which payment is subject to the future performance of Units SANB11. The plan did not cause dilution of the share capital of the Company, since the participants are not granted the status of shareholder of Santander Brazil, or any other rights or privileges attached to such status.

            Deferral – Cycle 2 (2011), Cycle 3 (2012), Cycle 4 (2013), Cycle 5 (2014) and Cycle 6 (2015)

The Plan is part of the current regulatory environment applicable to the Company, especially in light of the Resolution of the National Monetary Council No. 3921 of November 25, 2010 (“Resolution No. 3921/10”), by which financial institutions must meet certain requirements deferred for future payment of a portion of variable compensation payable to its managers and other employees, taking into account the sustainable financial basis of long-term adjustments in future payments depending on the assumed risks and the fluctuations in the cost of capital.

The plan is divided into 02 plans:

Identified Collective Plan

In 2011, were included in this rule participants of the Executive Committee and other executives who took significant risks on behalf of the Company and who were in charge of the control areas. The deferral was half in cash.

In 2012, this plan was implemented to comply with Resolution No. 3921/10. In 2012, all statutory Officers of the Group’s companies authorized to operate by the Central Bank of Brazil were included in this deferral plan.

For this group the rules for deferment of short-term variable income were applied as follows:

•       20% deferred in cash in three equal annual installments

In the case of the CEO, the deferral in this plan is at least 50%, with at least 25% each of the items mentioned above. The deferment ratio depends also on the level of variable compensation received in the fiscal year (includes the Long-Term Incentive Plan (ILP) value in the year of the granting, valued at the granting price). In the event that the variable compensation value is between BRL 5.5 MM and BRL 8 MM, the deferment is 50%, where 25% of each installment is deferred and paid on demand. In the event that the variable compensation value is equal to or higher than BRL 8 MM, the deferment is 60%, where each deferred installment is 30% and each paid-on-demand installment is 20%.

As of 2015, for the Chief Executive Officer, or in the event that the variable compensation value is higher than BRL 5.5 MM, the payment of the deferred installments goes from three (3) to five (5) equal annual installments, with the lock up conditions being kept.

•       Unidentified Collective Plan

The payment is made in cash in three (3) equal annual installments adjusted in accordance with CDI. There are no statutory officers in this group, because they are part of the identified collective plan.

13.4.i. Criteria to determine the purchase price or exercise

13.4.i.1. Local Plans

         SOP IPO

The exercise price of the options, to be paid by participants for the subscription of Units, was BRL 23.50.

         PSP

Not applicable, because the strike price was the market value on the date of exercise thereof.

            SOP for delivery in 2014

         The issued options have option price of BRL 12.7234 per Unit.

            SOP 2013

         The issued options have strike price of BRL 12.8423 per Unit.

         PSP 2013

Not applicable, because the strike price was the market value on the date of exercise thereof.

13.4.i.2. Global Plans

Not applicable, because the exercise price was the market value on the date of exercise thereof.

13.4.i.3. Deferral Plan (Cycles 1, 2, 3, 4, 5 and 6)

Not applicable, because the strike price was the market value on the date of exercise thereof.

13.4.j. Criteria for determining the exercise period

13.4.j.1. Local Plans

        SOP IPO

The Plan had a term of three (3) years, including three (3) financial years, promoting a commitment of the Executive Board with the long-term results. The exercise period spans over two (2) years after the exercise of the options.

        PSP

The cycles had duration of three (3) years, including three (3) financial years, promoting a commitment of members of the Executive Board with long-term results.

        SOP for delivery in 2014

The Plan had a term of three (3) years, promoting a commitment of the Executive Board with the long-term results. The period for the exercise is from June 30, 2014 until June 30, 2016.

          SOP 2013

The cycle has duration of three (3) years, promoting a commitment of Executive Officers with long-term results. The period for the exercise is from June 30, 2016 until June 30, 2018.

        PSP 2013

The cycle has a term of three (3) years, including three (3) financial years, promoting a commitment of the members of the Executive Board with the long-term results.

13.4.j.2. Global Plans

The cycles have duration of three (3) years, including three (3) financial years, promoting a commitment of the Executive Board with the long-term results.

13.4.j.3. Deferral Plan

Deferral – Cycles 1, 2, 3, 4, 5 and 6

The total number of shares referenced will be settled in three (3) installments and allocated equally to the three fiscal years subsequent to the base year.

13.4.k. Type of settlement

13.4.k.1. Local Plans

          SOP IPO: in Units

          PSP: 50% gratuity on paycheck and 50% in Units

          SOP for delivery in 2014: in Units

          PSP 2013: in Units

          SOP 2013: in Units

13.4.k.2. Global Plans

Gratuity in paycheck for compulsory purchase of shares.

13.4.k.3. Deferral Plans

Cycle 1: Gratuity in paycheck

Cycles 2, 3, 4, 5 and 6: Made directly in Units (deferred installment in Units).

13.4.l. Restrictions on transfer of shares

13.4.l.1. Local Plans

        SOP IPO

The equivalent of one third of the Units resulting from the exercise of options exercisable could not be sold by the participant during the period of one (1) year from the date of acquisition of each Unit.

        PSP

        The amount of Units comprising 50% of net investment under this plan may not be sold by the participant during the period of one (1) year from the date of purchase.

        SOP for delivery in 2014

The equivalent of forty percent (40%) of the Investment Units of Participant, or if the Company’s CEO, fifty percent (50%) (“Restricted Percentage”), cannot be sold during the following periods described (“Lock up Period”):

•         One third (1/3) of the Restricted Percentage for a period of two (2) years from the date of acquisition of each Unit;

•         One third (1/3) of the Restricted Percentage for a period of three (3) years from the date of acquisition of each Unit; and

•         One third (1/3) of the Restricted Percentage for a period of four (4) years from the date of acquisition of each Unit.

          SOP 2013

The equivalent of 40% of the Units resulting from Bonus (“Restricted Percentage”) of each Participant and 50% (in the case of the Chief Executive Officer), cannot be sold during the following periods (“Lockup Period”), including in case of termination of agreement:

•            One third (1/3) of the Restricted Percentage for a period of two (2) years from the date of receipt of each Unit;

•            One third (1/3) of the Restricted Percentage for a period of three (3) years from the date of receipt of each Unit; and

•            One third (1/3) of the Restricted Percentage for a period of four (4) years from the date of receipt of each Unit.

13.4.l.2. Global Plans

In the Global Plan – ILP CRDIV, there is a restriction on the transfer of shares for 1 year after they are received. For the other global plans, there is no restriction on the transfer of shares after they are received.

13.4.l.3. Deferral Plan

Deferral – Cycle 1

Not applicable, since the plan provides for the gratification solely in cash.

Deferral – Cycles 2, 3, 4, 5 and 6

Administrators who belong to the Collective Identified Plan mentioned earlier, may not dispose of the Units received in this plan during the period of one (1) year from the date of receipt of each batch of Units.

13.4.m. Criteria and events that, when checked, will cause the suspension, amendment or termination of the plan

13.4.m.1. Local Plans

SOP IPO, PSP, SOP for delivery in 2014, SOP 2013 and PSP 2013

Any significant legal changes to the regulation of corporations and/or tax effects applicable to the Company and the participants can lead to a partial or full review of the plan, or even suspension or termination, at the sole discretion of the Board of Directors. Additionally, in the SOP, SOP for delivery in 2014 and SOP 2013 plans, in the case of direct or indirect sale by the controlling shareholders, either through a single transaction or a series of transactions, of the number of shares involving a change of control in the Company, the Board of Directors may, in its sole discretion, approve the options to be released in order to be exercised in whole or in part by the participant. The Board of Directors may establish special rules that allow the shares object of the options to be offering.

13.4.m.2. Global Plans

Changes in the plan may occur due to legal or regulatory reasons.

13.4.m.3. Deferral Plan

The plans may be terminated, suspended or amended at any time by the Board of Directors, and in case of suspension or termination of the plan, it must be respected the rights of the participants who already have installments of the referred bonus in Units to receive, under the following terms:

•         To preserve the plan’s objectives, the total quantity of Units shall be adjusted for more or less in the event of: split, reverse split of shares, or gratuity of shares, merger, incorporation, spin off, other procedures of similar nature and of relevance; and

•         The Human Resources Division, under the supervision of the Executive Committee, will execute those quantitative adjustments using the methods adopted by BM&FBOVESPA to make similar adjustments in its stock markets.

Deferral – Cycles 1, 2, 3 and 4

The Board of Directors of the Company may establish partial payment or non-payment of the plan, if verified the following assumptions:

•         Unsatisfactory financial performance of the Company;

•         Breach of internal rules applicable to the Participant, including, but not limited to risk management policies;

•         Substantial change in the financial condition of the Company, except as a result of changes in accounting standards;

•         Significant variations in capital base of the Company; or

•         Misrepresentation in risk management.

Deferral – Cycles 5 and 6

The plan is subject to ‘Malus’, i.e., the Board of Directors, pursuant to the recommendation of the Remuneration Committee (RC), may approve reduction up to 100% of the value of each participant in the following cases:

•         Unsatisfactory financial performance of the Company;

•         Breach of internal rules applicable to the participant, including but not limited to risk management policies;

•         Substantial change in the financial condition of Santander Brazil, as opined by external auditors, except as a result of changes in accounting standards; if the Board of Directors shall deem necessary, it may also take into account in this evaluation the financial statements of Santander Group; or

•         Significant variations in capital base of the Company or qualitative risk assessment of Santander Brazil; if the Board of Directors shall deem necessary, it may also take into account in this evaluation the financial statements of Santander Group.

13.4.n. Effects of departure of the manager of the issuer on the rights under the share-based compensation plan

13.4.n.1. Local Plans

        SOP IPO, PSP, SOP for delivery in 2014, SOP 2013 and PSP 2013

The ILP Plan shall be terminated and the participant loses the right to participate in the ILP Plan in advance, so that he/she will have no right to receive options or shares, in case the participant resigns, renounces or leaves the Company due to dismissal, just cause or removal from the position.

In case of dismissal of the participant by termination of the labor agreement due to acts performed by the Company pursuant to Article 483 of the Consolidation of Labor Law, due to dismissal without cause, by mutual agreement of the parties, in such case that the participant does not have employment relationship with the Company or in case of retirement, the participant will receive, at the time the payments are made to other participants in the cycle of the ILP Plan, the bonus amount proportional to the time spent as a participant of the ILP Plan, observed the percentage of the performance indicators.

In the event of death of the participant or in case of permanent disability of the participant, the delivery of shares or options will be done jointly with the other participants of the ILP Plan cycle, without applying the percentage of time that the participants remained in the applicable cycle plan, but regularly applying the percentage of performance indicators. In the case of death, the shares will be delivered to the participant’s successors.

13.4.n.2. Global Plans

        In case of retirement, due to dismissal without cause, removal, permanent disability or death, the right to receive the shares will remain as if none of the aforementioned conditions occurred, except for the following changes:

•         In case of death, the mentioned wright shall be transferred to the beneficiary’s successors;

•         The number of shares to be delivered will be the result of multiplying the maximum number of shares set by the quotient resulting from dividing the number of days from the date of launch of the plan up to the date of the death, retirement, pre-retirement, resignation, removal or other circumstance that determines the application of this rule, by the number of days of the plan.

•         In case of resignation by the participant, the participant will not be entitled to the plan’s benefits.

13.4.n.3. Deferral Plans

The plan shall be early terminated, legally, so that the participant shall loose the wright to participate of the plan and to receive the future installments, in case of dismissal due to resignation, renouncement or dismissal by just cause pursuant to Article 482 of the Consolidation of Labor Laws or removal of statutory position through unilateral decision of the Company.

In case of dismissal of the participant by termination of the labor agreement due to acts performed by the Company pursuant to Article 483 of the Consolidation of Labor Law, due to dismissal without cause, retirement or death, the participant will receive the shares jointly with the payments of the other participants in the respective cycle, the value of the referred bonus in Units’ installment applicable to that participant. In case of death, the shares shall be delivered to the participants’ successors. In case of permanent disability of the participant, stated by two medical reports (public or private institution), the participant will receive, at the time of payments to other participants of the respective cycle, the value of the referred bonus in Units’ installment applicable to that participant.

In case of suspension of the labor agreement due to disease or accident at work, the participant will receive, at the moment the payments are made to other participants of the respective cycle, the value of the referred bonus in Units’ installment applicable to that participant.

60

13.5.   In relation to stock-based compensation recognized in the outcome of the last 3 financial years and planned for the current fiscal year, the Board of Directors and the Statutory Board:

2016

61

2015

62

2014

63

2013

64

13.6. Regarding the outstanding options of the Board of Directors and Statutory Board at the end of last fiscal year:

On December 31, 2015, the management participating in SOP 2015 plan hold 379,500 outstanding options. These options on Units are executable until June 30, 2016 at the price of R$ 12.7234 per option.

13.7. In relation to options exercised and shares delivered regarding the stock-based remuneration for the Board of Directors and Statutory Board in the last three (3) fiscal years:

13.7.1. ILP Global Plan

The right to exercise options under Cycles 1 (PI09), 2 (PI10), 3 (PI11) and 4 (PI12) has already been used, as shown in the following tables:

The weighted average purchase price was equal to R$ 23.7252 per share in PI09; R$ 19.46496 in PI10; R$ 16.704464 in PI11; and R$ 12.0634515 in PI12.

The aggregate amount of the difference between the purchase price and the market value of the purchased shares is not applicable, since the amount of the gratuity that is credited corresponds to the market value on the delivery date.

No delivery was made for Cycle 5 (PI13) or Cycle 6 (PI14) since the performance goals attached to the Plans were not met.

13.7.2. Local Plan

The right to exercise options for Cycles 1, 2 and 3 – Local and SOP 2014 – has already been used as shown in the following tables:

13.8.   Brief description of information needed to comprehend the data disclosed in items 13.5 to 13.7, such as the explanation of shares and options value pricing method:

13.8.1. Global Plan

13.8.1.a Pricing model

The Monte Carlo pricing model (MMC) was used to calculate the fair value. It is a statistical method that simulates the price generation process based on the premise of risk neutrality.

13.8.1.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, option’s validity, expected dividends and risk-free interest rates.

See below the premises used in the pricing model.

The strike price, in all cycles and where the objectives established in the regulations are achieved, shall be the market value on the date of exercise.

	PI09	PI10	PI11	PI12	PI13	PI14
Expected Volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%	51.35%

Annual Remuneration from Dividends in the Past 5 Years	3.23%	3.24%	3.47%	4.88%	6.33%	6.06%

Risk-Free Interest Rate (Zero Coupon Treasury Bill)
for the Plan’s Term	4,47%	4.50%	4.84%	2.04%	3.33%	4.07%
(*)Calculated based on the historical volatility for the respective term (two or three years). For the ILP CRDIV Plan, the pricing parameters used were:

Premise	2 years	3 years	4 years
Future earning (per year)	11.1%	11.8%	9.5%
Volatility (per year)	32.7%	34.7%	36.9%
Risk Free Rate (per year)	1.7%	2.1%	2.5%
Compared price correlation	55%	55%	55%

13.8.1.c Method used and premises assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow early exercise.

13.8.1.d How expected volatility is determined

Estimated based on the historical volatility for the respective term.

13.8.1.e If any other characteristic of the option was incorporated in the fair value calculation

Not applicable since no other characteristic of the option was incorporated in the fair value calculation.

13.8.2 Local Plan

13.8.2.1 SOP IPO

13.8.2.1.a Pricing Model

The binomial pricing model was used to calculate the fair value. A price tree with the price track records is built to determine the share value in a future date.

13.8.2.1.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, option’s validity, expected dividends and risk-free interest rates

The data used in the pricing model are presented below:

Performance Conditions	SOP Plan
Evaluation Method	Binomial
Volatility	57.37%
Dividends Rate	5.43%
Vesting Period	2.72 Years
“Average” Moment of Exercise	3.72 Years
Risk-Free Rate	11.18%
Occurrence Probability	43.11%
Fair Share Price	R$ 7.19

13.8.2.1.c Method used and premises assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow early exercise.

13.8.2.1.d How to calculate the expected volatility

Estimated based on the historical volatility for the respective term.

13.8.2.1.e If any other characteristic of the option was incorporated in the fair value calculation

Not applicable since no other characteristic of the option was incorporated in the fair value calculation.

13.8.2.2 SOP delivery 2014

13.8.2.2.a Pricing Model

The Black&Scholes pricing model was used to calculate the fair value. A price tree with the value track records is built to determine the share value in a future date.

13.8.2.2.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option’s validity, expected dividends and risk-free interest rates

The data adopted in the pricing model are presented below:

Performance Conditions	SOP delivery 2014
Evaluation Method	Black&Scholes
Volatility	40.00%
Dividends Rate	3.00%
Vesting Period	2 Years
“Average” Moment of Exercise	5 Years
Risk-Free Rate	10.50%
Occurrence Probability	71.26%
Fair Share Price	BRL 6.45

13.8.2.2.c Method used and premises assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow for early exercise.

13.8.2.2.d How to calculate the expected volatility

Estimated based on the historical volatility of the respective term.

13.8.2.2.e If any other characteristic of the option was incorporated in the fair value calculation

Not applicable as no other characteristic of the option was incorporated in the fair value calculation.

13.8.2.3 SOP 2013

13.8.2.3.a Pricing Model

The Black&Scholes pricing model was used to calculate the fair value. A price tree is built to determine the share value in a future date.

13.8.2.3.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option’s validity, expected dividends and risk-free interest rates

The data adopted in the pricing model are presented below:

Performance Conditions	SOP 2013
Evaluation Method	Black&Scholes
Volatility	40.00%
Dividends Rate	3.00%
Vesting Period	2 Years
“Average” Moment of Exercise	5 Years
Risk-Free Rate	11.80%
Occurrence Probability	60.27%
Fair Share Price	BRL 5.96

13.8.2.3.c Method used and premises assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow early exercise.

13.8.2.3.d How to calculate the expected volatility

Estimated based on the historical volatility for the respective term.

13.8.2.3.e If any other characteristic of the option was incorporated in the fair value calculation

Not applicable to ILP Plans, since no other characteristic of the option was incorporated in the fair value calculation.

Not applicable to Deferment Plans, since the purpose thereof is the payment, in Units, of part of the Variable Remuneration payable by the Company to the participants of the plan, according to the provisions of the remuneration policy.

13.9. Inform the number of shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controller, controlled or under common control companies, by members of the Board of Directors, the Executive Board or the Audit Committee.

Issuer: Banco Santander (Brasil) S.A.
Board of Directors
Security/Derivative	Characteristics of Securities	Quantity

Shares	ordinary shares	4.640
Shares	preferred shares	4.636
Shares	Units	621.765
BDR	BSAN	98.768

Issuer: Banco Santander (Brasil) S.A.
Executive Board
Security/Derivative	Characteristics of Securities	Quantity*

Shares	ordinary shares	12.617
Shares	preferred shares	12.619
Shares	Units	2.085.470
BDR	BSAN	100.583
Repurchased Debentures	SUDA15	1.188

Base-date: 31.12.2015

(*) considers persons treated

13.10. Pension Plans in force, granted to members of the Board of Directors and executive officers

The main pension plan in force in the Company is SantanderPrevi.

Membership to SantanderPrevi pension plan is optional and the monthly contribution of the participant shall be equivalent to 2% of the salary* (limited to 13 UPs = R$ 5,535.53), plus 2% to 9% (at choice) of the salary, minus 13 UPs.

This amount is added by a contribution value on the part of Santander Brasil (known as matching) varying from 100% to 150% over the years, as shown in the following table.

(*)The period of time started being counted in the standardization of the benefits policies of Santander Brasil as of June, 2009.

The following table details the amounts contributed to SantanderPrevi pension plan and supplementary plans in 2015.

                                                                           Amounts in R$

	Board of Directors	Statutory Board
Number of Members	0	34
Plan's name	SantanderPrevi Pension Plan	SantanderPrevi Pension Plan
Number of managers that meet the conditions to retire	not applicable	not applicable
Conditions for early retirement	not applicable	not applicable
Corrected accrued amount from accrued contributions until the closing of the last fiscal year, deducting installment related to contributions made directly by officers	0	23,278,446
Total accrued amount from contributions made during the last fiscal year, deducting installment related to contributions made directly by officers	0	3,536,954
Possibility of early redemption and conditions	not applicable	not applicable

The accrued amount on December 31, 2015 encompasses the balance of the values contributed, even if redeemed on or before the specified date.

Thirty seven (37) members of the corporate bodies are participants of SantanderPrevi pension plan, with such matching rates as specified above, meaning that the matching corresponds to the rules of the plan. The contribution value in 2015 amounted to R$ 3,536,953.88

13.11 – Individual maximum, minimum and medium remuneration of the Board of Directors, the Statutory Board and the Audit Committee

Justification for not filling this frame:

Item not disclosed by virtue of injunction granted by Justice of the 5th Federal Court of Rio de Janeiro, in records of case No. 2010.510102888-5.

13.12. Describe the contractual arrangements, insurance policies or other instruments that structure remuneration or indemnification mechanisms to the management in the case of removal from a position or retirement, indicating the financial consequences to the issuer

There are no contractual arrangements, insurance policies or other instruments that structure remuneration or compensation mechanisms to the management in the case of removal from a position or retirement.

13.13. In relation to the last 3 fiscal years, indicate the total remuneration percentage of each statutory body recognized in the income of the issuer related to members of the board of directors, statutory board or fiscal committee who are related parties to direct or indirect controller companies, as defined by the accounting standards about the matter

In 2013, no payments were made to members of the Board of Directors or the Executive Board who are parties related to the controlling shareholder.

In 2014, no payments were made to members of the Board of Directors or the Executive Board who are parties related to the controlling shareholder.

In 2015, no payments were made to members of the Board of Directors or the Executive Board who are parties related to the controlling shareholder.

13.14 In relation to the last 3 fiscal years, indicate the values recognized in the income of the issuer as remuneration to the members of the board of directors, statutory board or fiscal committee, grouped by body, for any reason other than the function occupied, such as, for example, commissions and consulting or assistance services rendered

Not applicable given that there are no such values recognized in Santander Brasil’s income.

13.15. In relation to the last 3 fiscal years, indicate the recognized values in the income of direct or indirect controllers, of companies under common control and controlled by issuer, such as remuneration of members of the board of directors, of the statutory board or of the fiscal committee of the issuer, grouped by body, specifying within which meaning those values were attributed to those individuals

The members of the Board of Directors who perform executive functions in Santander Spain, as well as our directors and officers, do not receive remuneration abroad for the functions performed in Brazil.

In 2013, four (4) members of the Board of Directors, non-executives of the Company, performed executive functions in Santander Spain and received remuneration in the amount of EUR 7,206,842 for their functions.

In 2014, three (3) members of the Board of Directors, non-executives of the Company, performed executive functions in Santander Spain and received remuneration in the amount of EUR 5,777,569 for their functions.

In 2015, three (3) members of the Board of Directors, non-executives of the Company, performed executive functions in Santander Spain and received remuneration in the amount of EUR 20,908,556 for their functions.

Fiscal Year - 2013
	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect controllers	EUR 7,206,842	0	0	EUR 7,206,842
Controlled by issuer	0	0	0	0
Companies under common control	0	0	0	0

Fiscal Year - 2014
	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect controllers	EUR 5,777,569	0	0	EUR 5,777,569
Controlled by issuer	0	0	0	0
Companies under common control	0	0	0	0
Fiscal Year - 2015
	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect controllers	EUR 20,908,556	0	0	EUR 20,908,556
Controlled by issuer	0	0	0	0
Companies under common control	0	0	0	0

13.16. Provide other information as deemed material by the issuer

Any and all material information about the remuneration policies and the remuneration to the officers of the Company were duly provided in the previous items.

EXHIBIT III

(PURSUANT TO ARTICLE 13 OF THE CVM INSTRUCTION NO. 481)

1. Provide copy of the proposed plan.

See Exhibit III.1

2. Inform the main characteristics of the proposed plan, identifying:

a. Potential beneficiaries.

Employees (including from management level) and officers/directors of Banco Santander (Brasil) S.A. and/or companies under its control which perform or hold specific or specialized functions and positions (“Key Personnel”).

b. Maximum number of options to be granted.

It shall be granted to the Key Personnel up to 18,000,000 options per Cycle [3], counted from the beginning of the plan in 2017, provided that the “options” may jointly reach an accumulated total that shall not supersede the provision of 34,500,000 options. The options are directly related to the number of shares which the Key Personnel are eligible, taking into account the shares represented by the UNITS [4] object of the plan.

c. Maximum amount of shares under the plan.

This plan shall initiate in year 2017 with a provision of reaching up to nine million (9,000,000) UNITS in the first Cycle, which represents up to 0.238% of the Company’s total issued share.

During the implementation of the plan the sum of the total shares that may be under it, taking into account all the Cycles that may continuously be applied, shall not supersede the total provision of seventeen million, two hundred and fifty thousand (17,250,000) payable UNITS, which represents up to 0.4562% of the Company’s total issued shares. For the avoidance of doubts, the definition of such provision limit disregards those UNITS already paid in accordance with the plan during each year applicable to each Cycle.

d. Conditions for the acquisition

It is necessary that the participant stays in the company during the term of the plan and follow the other conditions established in its regulation.

e. detailed criteria to the definition of the exercise price

[3] Each year in which a new variable remuneration opportunities offer to the Key Personnel is carried out.

[4] Each Unit is representative of one (1) ordinary share and one (1) preferred share issued by the Company (ticker: SANB 11)

The exercise price shall be the average final daily quotation of the UNITS (Ticker: SANB11) in the last fifteen (15) auctions held at BOVESPA [5] immediately before the first business day of February of the initial fiscal year of application established in the bonus. In the event the total number of UNITS is not a whole number, the following rule shall be observed: (a) if the fractional number is equal to or higher than 0.5 tenths, the total shall be rounded up to the nearest whole number; and (b) if the fractional number is less than 0.5 tenths, the total shall be rounded down to the nearest whole number.

f. Criteria to the fixation of the exercise term

The exercise term shall be divided in at least three (3) years, being the payment performed partially upfront and partially differed, provided that the differed installment shall be equally divided by the period of the differ established in each case and distributed between the fiscal years subsequent to the determined initial fiscal year.

EXAMPLE
Differed Term / Exercise
5 years
In Cash Installment
40%
Differed Installment
60%
UNITS subject to the conversion
100
Cycle
Initiated in 2017

Payment of 40 UNITS in cash and 60 UNITS differed, where:

2017 – In Cash: 40 UNITS

2018 – First Differed Installment: Up to 12 UNITS

2019 – Second Differed Installment: Up to 12 UNITS

2020 - Third Differed Installment: Up to 12 UNITS

2021- Fourth Differed Installment: Up to 12 UNITS

2022- Fifth Differed Installment: Up to 12 UNITS

g. Form of settlement of the options

The payments shall be directly made in UNITS.

h. Criteria and events that, when occurred, shall suspend, amend or extinguish the plan

In case the board of officers identifies any of the situations, the plan may be immediately suspended, amended or extinguished:

[5] BOVESPA – BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

(a) Weak financial performance of the Company;

(b) Non-compliance by the Participant with the rules and internal regulations, especially those related to risk;

(c) Substantial changes in the Company’s financial reports which are considered as such by the external auditors, except if arising out of accounting regulations changes. In case the board of officers deem necessary, it may also take the Santander Group financial report into account for such analysis; and

(d) Material variations in the capital stock or the risk qualitative evaluation of the Company. In case the board of officers deem necessary, it may also take into account the Santander Group capital stock for such analysis.

3. Justify the proposed plan explaining:

a. The main objectives of the plan.

(a) To align the interests of Santander Brasil Group and the Key Personnel taking into account, on one side, the business growth and profitability in a sustainable manner, and, on the other side, allow the recognition of the Key Personnel’s contribution to the development of Santander Brasil Group activities;

(b) To allow the retention of the Key Personnel in its staff by offering a competitive variable remuneration package in accordance with the best market practices;

(c) To promote Santander Brasil Group good performance in line with the interests of its shareholders through the Key Personnel long term commitment; and

(d) To discourage behaviors which may increase the exposition to risks above levels considered prudent in the short, medium and long term strategies adopted by Santander Brasil Group.

b. The form which the plan contributes for these objectives.

This plan contributes to the alignment of the interests of the contributors with the profitability and long term results of Santander Brasil Group, since it is a variable remuneration differed payment in shares with conditions to its admeasurement based on the individual performance of the contributor and subject to suspension, changes or even being extinguished in case of any situation described on item “h” is identified.

c. How is the plan inserted in the company’s remuneration policy.

The plan is a key element in the Company’s remuneration strategy, since it efficiently works as an instrument to the recognition, motivation and retention of participants in a short, medium and long term.

d. How does the plan align the short, medium and long terms interests of its beneficiaries and the company.

The plan aligns the short, medium and long terms interests of the participants and the company due to the remuneration being linked to the price of the Company’s shares, the individual performance of the collaborator and the possibilities of suspension, change or even extinction if any of the situations described on item “h” above is verified.

4. Estimate costs of the company due to the plan, in accordance with the accounting regulations concerning such subject.

Total Estimated Cost of the Plan:

(a) First cycle: R$ 234,000,000.00

(b) Maximum accumulated for successive cycles: R$ 448,500,000.00

EXHIBIT III.1

(COPY OF THE GENERAL LONG-TERM INCENTIVE PLAN)

BANCO SANTANDER (BRASIL) S.A.

GENERAL LONG-TERM INCENTIVE PLAN

November, 2016

1.           Clause 1. Principles of the Plan

1.1.       Once approved by the General Meeting, this General Long-Term Incentive Plan (“Plan”) shall establish the rules for certain variable compensation opportunities to be offered to certain employees (including management-level employees) and managers of Banco Santander (Brasil) S.A. (“Company”) and/or companies under its control (collectively with the Company, “Santander Brazil Group”), playing a role or holding a specific and/or specialized position (individually, “Key Person” and, collectively, “Key Personnel”) pursuant to the following principles:

(a)     To align the interests of Santander Brazil Group and the Key Personnel aiming at, on the one hand, business growth and profitability in a sustainable manner, and, on the other hand, acknowledging the Key Personnel’s contribution with the performance of Santander Brazil Group’s activities;

(b)     To allow for Santander Brazil Group to retain the Key Personnel in its staffs by providing them a package of competitive variable compensation with the best market practices;

(c)      To further Santander Brazil Group’s performance in line with the interests of the Company’s stockholders through the long-term commitment of the Key Personnel; and

(d)     To discourage behaviors that increase risk exposure above levels deemed reasonable in short-, medium-, and long-term strategies implemented by Santander Brazil Group.

1.2.       Additionally, the Plan observes the following criteria as the basis for its implementation:

(a)     Resolution #3,921 of the CMN [National Monetary Council], dated November 25, 2010 (“Res. 3,921”), providing on the compensation policy for managers of financial institutions;

(b)     Law 6,404, dated December 15, 1976, especially, but not limited to, with regard to whatever is applicable to §3 of article 168;

(c)      Requirements for deferred payment of a installment of the variable compensation provided to its managers and employees, considering long-term sustainable financial bases and adjustments to future payments due to the risks taken and fluctuations in cost of capital; and

(d)     Corporate Frameworks and Internal Policies of Santander Brazil Group, especially the provisions of the compensation policy for the Company’s managers (“Compensation Policy”).

2.           Clause 2. Definitions

2.1.     All terms capitalized in this Plan shall have the meanings given to them in Attachment 1, including gender and number variations thereof.

2.2.     Headings and titles in this document are for convenience of reference only and are not intended to nor do they limit or affect the meaning of clauses, paragraphs, or articles to which they apply. The terms “including”, “in particular”, and others alike shall be construed as if they were followed by the term “for example”. References to any documents or normative provisions include all changes and additions thereto, except if expressly provided otherwise.

2.3.     All assignments and privileges established in this Plan regarding the Board of Directors may be unreservedly delegated thereby to other specific bodies, committees, or people that are part of Santander Brazil Group (“Delegated Persons”). Accordingly, all clauses making reference to the Board of Directors shall be construed as making reference to the Board of Directors or the Delegated Persons.

3.           Clause 3. Participants in the Plan

3.1.     The Key Personnel shall be deemed eligible to the variable compensation opportunities of this Plan, as designated by the Board of Directors or by the Company’s compensation committee (“Compensation Committee”) and informed to the HR (individually “Participant” and, collectively, “Participants”), which designation shall be made upon the nomination of the Participants and which variable compensation opportunities they are eligible to (“Designation”).

3.1.1.        The Designation shall take into account, among other factors, the Participant’s seniority, responsibilities, and activities and the risk managed thereby at Santander Brazil Group.

3.2.     The rights and benefits of this Plan shall be granted to the Participants on a strictly personal basis, and may not be encumbered, assigned, or transferred to third parties, except for the possibility of inuring to the benefit of their respective successors in the event of death of the Participant, as provided in this Plan.

4.           Clause 4. Plan Particulars

4.1.     The bases for the granting of variable compensation opportunities to the Participants shall be established substantially in accordance with the template contained in Attachment 2 and pursuant to the terms of this Plan (collectively referred to as “Bonus Bases” and, individually, as “Bonus Base”), in compliance with the following principles:

(a)     They may be in cash or stocks, to be paid, in the first case, in the Brazilian legal tender, i.e., BRL (“Cash”), and, in the second case, in UNITS (as defined in Attachment 1);

(b)     They shall observe the terms of the Compensation Policy and the legislation in force; and

(c)      They shall include the period when the Designation may occur, and once such period has expired, no new participants may enter in the granting of opportunities, according to the applicable Bonus Base (“Opportunity Period”).

4.2.    The variable compensation opportunities shall be granted to the Participants under the designation of “Bonus”, which shall establish the conditions of variable compensation to be offered to each Participant and be attached to the Agreement (as defined below) upon which the granting of the variable compensation is made to the Participant, and such bonus shall comply with the following principles and criteria:

(a)     They shall be granted in individual forms and with specific methodology and criteria applicable to each Participant;

(b)     They shall be conditional and random, and its achievement by the Participant shall rely both on the accomplishment of long-term goals and on Santander Group’s economic conditions;

(c)      They shall substantially follow the template in Attachment 4 to the Agreement;

(d)     Their particulars and conditions shall be established within the parameters of each applicable Bonus Base at all times;

(e)     They shall be part of the variable compensation agreed upon by the Company and the Participant; and

(f)       They me be granted individually or collectively in two (2) or more to each Participant.

4.3.    On an annual basis, the Board of Directors shall be responsible for approving the Bonus Bases and defining the methodology for calculating the portion of the variable compensation payable to each Participant, as established in each Bonus.

4.3.1.       Once the Bonus Bases have been approved, they shall become an integrating part of this Plan.

4.3.2.        Additionally, the Board of Directors shall have the privilege of changing such methodology whenever it deems necessary, provided, however, that such change is appropriately justified.

4.4.     The initial base of the variable compensation to be granted to each Participant under each Bonus (“Initial Base”) shall be calculated based on the Bonus Base and on the methodology defined for the Bonus.

4.5.     The Initial Base shall be divided into cash installment (“Cash Installment”) and deferred installment (“Deferred Installment”), wherein the Deferred Installment shall be divided by the deferral period established for each Bonus Base and distributed in the fiscal years following the initial fiscal year defined for the Bonus Base (such initial fiscal year being defined as the “Base Year”, and the case at matter as “Annual Maximum”). By February 10 of each applicable fiscal year thereafter, the Board of Directors may change the Annual Maximum and determine the “Annual Final Base” thereafter, which shall be lower than the Annual Maximum.

4.5.1.       The Board of Directors shall observe the following criteria in order to determine the Annual Final Base:

(a)     Poor financial performance of the Company;

(b)     The Participant’s failure to comply with internal rules and regulations, especially those relating to risks;

(c)      Substantial changes in the Company’s financial statements, at the external auditors’ discretion, except if as a result of changes in accounting standards. If the Board of Directors deems necessary, this analysis may also include Santander Group’s financial statements; and

(d)     Significant variations in the capital stock or in the qualitative risk assessment of the Company. If the Board of Directors deems necessary, it may also include Santander Group’s capital stock variations in this analysis.

4.5.2.        The Board of Directors may change the Annual Final Base in accordance with the same assumptions established in Clauses 4.5 and 4.5.1 above.

4.5.3.        If the Annual Final Base is determined or even changed, the new applicable value shall be communicated to the Participant.

4.6.     Payments of Cash Installment and Deferred Installment of the Participant’s Bonus:

(a)     Shall be made by March 31 of each fiscal year, as the case may be;

(b)     Shall comply with the specifications approved by the Board of Directors; and

(c)      When involving the Company’s managers, shall be made within the global compensation limit for managers approved in a General Meeting or on account of participation in profits.

4.7.    The conditions applicable to each Participant shall be supported by an individual specific agreement, substantially pursuant to Attachment 3, which shall always provide for, among other provisions, the Bonuses to which the Participant is eligible as an attachment and confirm the Participant’s full acceptance of the rules and conditions of the Plan (“Agreement”). The Participants may execute the paper or electronic version of the Agreement.

4.7.1.        For cases involving Participants from other companies of Santander Brazil Group, the Agreement may be entered into between the applicable company of Santander Brazil Group and the Participant, wherein for Bonuses granted in UNITS, such UNITS shall be preferably purchased by the applicable company from the Company, or from third parties, if not possible to purchase directly from the Company, for subsequent assignment to the applicable Participant.

4.8.     The Board of Directors may establish a special treatment for certain cases and situations throughout the effectiveness of the Plan, provided that neither the rights already granted to the Participants nor the basic principles of the Plan are affected. Such special treatment shall be appropriately justified and shall not constitute a precedent claimable by other Participants.

4.9.    The Company shall observe the tax, labor, and social security legislation applicable to the Bonus payment, including with regard to any tax withholding at the source for amounts paid to the Participants, when applicable.

5.           Clause 5. Plan Management

5.1.    This Plan shall be approved by the General Meeting upon proposal of the Board of Directors together with the Compensation Committee and shall be managed by the Company’s human resources department (“HR”), under the supervision of the Compensation Committee.

5.2.     The management of this Plan shall be held within the parameters approved by the General Meeting at all times, provided, however, that the Board of Directors shall have the necessary powers to:

(a)     Resolve on any and all actions regarding the management of this Plan, including on details and the application of the general rules established in this Plan;

(b)     Establish the criteria of Bonuses to be granted, always pursuant to the limits and conditions established in the Bonus Bases, as well as to review the conditions of such Bonus Bases, provided that in compliance with the basic principles thereof, thus being authorized to: (i) adjust the Plan based on other similar plans implemented by other companies of Santander Brazil Group; and/or, when applicable, (ii) replace the UNITS with backed securities in Santander Spain’s Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the Bonuses at matter, including the process of acquisition of such securities;

(c)      Resolve on the list of Participants and the Bonus Base applicable thereto based on the Bonus criteria;

(d)     Review exceptional cases arising out of or in connection with this Plan;

(e)     Clarify doubts regarding the construance of the general rules established in this Plan;

(f)       Propose to the General Meeting changes to the Plan as a result of adjustments to similar plans implemented by other companies of Santander Brazil Group; and

(g)     Grant powers to Delegated Persons so that they, within the limits under which the Board of Directors may operate under the Plan, perform the activities necessary to effectively follow-up, implement, and develop the Plan.

5.3.     HR shall handle the implementation of the Plan based on the terms established herein, including, but not limited to, all communications applicable to the Participants throughout the Plan.

6.           Clause 6. Cash Payments

6.1.     Payments in Cash shall be made as established in Clause 4.5 above, there being, however, additional adjustment criteria applicable to the Annual Final Base for Cash (“Annual Final Cash Amount”), as provided below.

6.2.    The values of the Annual Final Cash Amount to be paid to the Participant shall be adjusted based on the variation of one hundred percent (100%) of the CDI [Interbank Deposit Certificate] from February 1 of the Base Year to January 31 of each year of payment of the Deferred Installment (“Annual Adjusted Final Cash Amount”). The Annual Adjusted Final Cash Amount shall also be subject to the same adjustments established in Clauses 4.5.1 above.

7.           Clause 7. Payments in UNITS

7.1.    For the purposes of Bonus payment in UNITS, the Initial Base shall be converted into a certain number of UNITS (“Conversion”), wherein the applicable Deferred Installment shall be delivered to the Participant based on the future performance criteria of the UNITS established in the Bonus and the conditions below.

7.2.     The Conversion shall be made by dividing the Initial Base by the average final daily quotation of the UNITS (Ticker: SANB11) in the last fifteen (15) auctions held at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) immediately before the first business day of February of the initial fiscal year of application established in the Bonus Base (“Total Number of UNITS”).

7.2.1.        In the event the Total Number of UNITS is not a whole number, the following rule shall be observed:

(a)     If the fractional number is equal to or higher than 0.5 tenths, the Total Number of UNITS shall be rounded up to the nearest whole number; and

(b)     If the fractional number is less than 0.5 tenths, the Total Number of UNITS shall be rounded down to the nearest whole number.

7.3.     Payment of Bonuses in UNITS shall be made as established in Clause 4.5 above, there being, however, additional adjustment criteria applicable to the Annual Final Base for UNITS (“Annual Total Number of UNITS”) as provided below.

7.4.    The Participant’s Annual Total Number of UNITS shall be increased as the Company distributes dividends and/or interest of own capital to its stockholders, from February 1 of the Base Year to January 10 of each fiscal year thereafter, as applicable to each Bonus, in the amount corresponding to the dividends and/or interest of own capital which the Participant would be entitled to if they had the Annual Total Number of UNITS since February 1 of the Base Year (“Annual Adjusted Total Number of UNITS”). The Annual Adjusted Total Number of UNITS of each Participant shall be calculated based on the UNITS quotation (Ticker: SANB11) as of the date stated as “Ex-Dividend/Interest of Own Capital”, pursuant to the Notice to Stockholders submitted by the Company. The Annual Adjusted Total Number of UNITS shall also be subject to the same adjustments established in Clause 4.5.1 above.

7.5.    The Board of Directors, in order to further the Company’s and its stockholders’ interests, may review the conditions of the Plan, including replacing the UNITS with backed securities in Santander Spain’s Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the Bonuses established in this Plan, including the process of acquisition of such securities, provided that this shall not change the respective basic principles, especially the maximum amounts to be paid under the Plan, as approved by the General Meeting.

8.           Clause 8. Rules for UNITS

8.1.     The UNITS granted to the Participant may not be disposed for the period of one (1) year as of the date of disposition of the each lot of UNITS to the Participant (“Lock-up Period”). For clarification purposes, the Lock-up Period shall start whenever the Participants receive the UNITS as a result of the Bonus distribution in Units.

8.1.1.        For the purposes of this clause, “disposition” shall mean offering, executing an agreement to sell, purchasing, exchanging, leasing, executing an agreement to lease, attaching, and pledging UNITS, derivatives trading backed in UNITS, or any other form of direct or indirect disposition or encumbrance of UNITS.

8.2.    Furthermore, from the time of execution of the Agreement and during the whole Lock-up Period in the applicable proportion, the Participants may not engage in transactions with third parties, such as hedging, with the aim of offsetting, in whole or in part, the risk of variation in the UNITS quotation.

8.3.     The Bonus Base, and subsequent granting of the Bonus, may not cause the dilution of Banco Santander Brazil’s capital stock, since UNITS in treasury shall be used to pay the Bonuses in UNITS.

8.4.     In order to preserve the objectives of the Bonus Base, the maximum limit of UNITS established in each Bonus Base shall be adjusted upwards or downwards in the event of: (i) stock splitting, grouping, or bonuses; (ii) merger, incorporation, spin-off; and/or (iii) other significant procedures similar in nature. HR, under the supervision of the Board of Directors, shall carry out such quantitative adjustments through the methodologies used by BM&FBOVESPA to achieve similar adjustments in its stock markets.

9.           Clause 9. Termination, Retirement, Death and Incapacity

9.1.     The Bonuses granted to the Participants in accordance with each Agreement may be:

(a)     Revoked earlier, in the event any of the assumptions established in Items (i) and (ii) of Clause 9.2 “(a)” below occur; and

(b)     Maintained, in the event any of the assumptions established in Items (i) and (ii) of Clause 9.2 “(b)” and in Clauses 9.3 a 9.9 below occur.

9.1.1.        In the event any of the assumptions above occur, this shall be communicated to the Participant in a timely manner.

9.2.     In the event the Participant is terminated, the following rules shall be observed:

(a)    For Participants with an employment relationship with any of the companies that are part of Santander Brazil Group, in the event of: (i) resignation or dismissal for cause pursuant to Art. 482 of the CLT [Consolidation of Labor Laws], the Participant shall have their right to participate in the Plan terminated, such that there shall be no right to receive future installments of the Bonus to which they are eligible; and (ii) termination of the employment agreement for acts committed by the Company, pursuant to Art. 483 of the CLT, or dismissal without cause, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) such Participant is eligible to, the value of the Bonus installment applicable thereto.

(b)    For Participants holding a management position in any of the companies that are part of Santander Brazil Group (“Statutory Officer”), but with no employment relationship, in the event of: (i) discharge by the Company’s unilateral decision without cause, according to a notice of discharge addressed to the Statutory Officer thereby, or end of term of office as mutually and reasonably agreed upon by the involved parties, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto; and (ii) discharge by the Company’s unilateral decision for cause, according to a notice of discharge addressed to the Statutory Officer by the Company, or waiver by the Participant of the position of Statutory Officer held by them, the Participant shall have their right to participate in the Plan terminated, such that there shall be no right to receive future installments of the Bonus to which they are eligible.

9.2.1.       Notwithstanding the foregoing provisions, the Company may, at its sole discretion, maintain the Bonuses offered to the Participant under terms and conditions to be specifically addressed in a written agreement. The terms agreed upon with one Participant shall not constitute a precedent claimable by other Participants.

9.3.     In the event the Participant terminates from Company to be transferred to another company of Santander Group located outside Brazil, the provisions of Clauses 9.2 “(a)(ii)” or “(b)(i)” and 9.2.1 above shall apply (as the case may be).

9.4.    In the event of termination of a Participant by resignation for transfer to another company of Santander Group, the Company’s Board of Directors may approve the maintenance of the Participant’s right in the Plan.

9.5.    In the event of retirement for length of service or pre-retirement paid leave of the Participant, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto.

9.6.     In the event of death of the Participant, their respective successor shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto.

9.7.     In the event of permanent incapacity of the Participant, as evidenced by two (2) medical reports (public and private institution), the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto.

9.8.     In the event of discontinuance of the employment agreement due to sickness or occupational injuries, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto, as defined by the Board of Directors, considering, in particular, the provisions of Clause 4.8 above.

9.9.    It is further clarified that the times for the payment of Bonus installments subject to this Plan shall be the same for all Participants or successors, as the case may be, and shall comply with Clauses 4, 6, and 7 above at all times, whether or not the Participant remains as an employee or Statutory Officer of the Company or a company under its control, when applicable, at the time the Bonuses are paid, pursuant to the conditions of this Plan.

10.        Clause 10. Non-Interference with the Employment Relationship, Term of Office, or Agreement

10.1.  Nothing in this Plan, neither the execution of the Agreement may:

(a)      Be construed as the constitution of rights to employed Participants or confer upon them any rights related to their permanence as employees of the Company or somehow interfere with the Company’s or Santander Brazil Group’s right, subject to legal and the employment agreement conditions, to terminate the relationship with the Participant at any time;

(b)      Confer upon any officer or member of the Board of Directors of the Company, or of any other company of Santander Brazil Group that is a Participant, any rights related to their permanence until the end of their term of office, nor shall it interfere somehow with the Company’s right to dismiss them, nor shall it ensure their right to re-elect for the position; and

(c)      Create any labor- or social security-related obligation between any company of Santander Brazil Group and the Participant, since it is a remunerated business exclusively of civil nature.

11.        Clause 11. Term

11.1.  The Plan shall enter into force immediately after its approval by the General Meeting and remain valid indefinitely.

11.2.  The Plan may be extinguished, discontinued, or changed at any time by the General Meeting, provided that, in the event of discontinuance or extinguishment, the rights of the Participants with Bonus installments pending payment shall be observed, in which case the assumptions of Clauses 9.2 “(a)(ii)” or “(b)(i)” shall apply.

12.        Clause 12. Additional Provisions

12.1.  Each Participant shall be responsible for observing the tax legislation in force and for the respective payment of taxes applicable to the Plan.

12.2.  Matters not covered by this Plan shall be regulated by the Company’s Board of Directors.

* * * *

Attachment 1

Definitions

Term	Meaning
Base Year	Clause 4.5
General Meeting	Means the Company’s General Meeting
Annual Final Base	Clause 4.5
Initial Base	Clause 4.4
BM&FBOVESPA	Clause 7.2
Bonus	Clause 4.2
CDI

Interest rate of the Interbank Deposit Certificate, which is assessed based on pre-fixed interbank deposits issuance operations agreed upon for one business day and recorded and settled through the CETIP – Custody and Settlement Chamber system, as determined by the Central Bank of Brazil, known as “DI-CETIP Overnight Rate (Extra-Group)”, expressed as an annual percentage based on a year of two hundred fifty-two (252) days and published by the CETIP on a daily basis.

CLT	Consolidation of Labor Laws
Compensation Committee	Clause 3.1
Company	Clause 1.1
Board of Directors	Means the Company’s Board of Directors
Agreement	Clause 4.7
Conversion	Clause 7.1
Designation	Clause 3.1
Cash	Clause 4.1 (a)
Statutory Officer	Clause 9.2 (b)
Santander Brazil Group	Clause 1.1

Santander Group	Banco Santander, S.A. and companies directly or indirectly controlled thereby.
Annual Maximum	Clause 4.5
Bonus Base	Clause 4.1
Bonus Bases	Clause 4.1
Cash Installment	Clause 4.5
Deferred Installment	Clause 4.5
Participants	Management-level employees and other employees of the Company and of companies under its control that may benefit from the Plan, as defined in Clause 1.1
Lock-up Period	Clause 8.1
Opportunity Period	Clause 4.1 (c)
Plan	Long-term incentive policy intended for employees of Santander Brazil and other companies of Santander Brazil Group, as defined in Clause 1.1
Annual Total Number of UNITS	Clause 7.3
Annual Adjusted Total Number of UNITS	Clause 7.4
Annual Final Cash Amount	Clause 6.1
Annual Adjusted Final Cash Amount	Clause 6.2
Total Number of UNITS	Clause 7.2
Res. 3,921	Clause 1.2 (a)
HR	Clause 5.1
Compensation Policy	Clause 1.2 (d)
UNITS	Certificates of deposit of the Company’s stocks, each representing one (1) ordinary stock and one (1) preferred stock issued by the Company (Ticker: SANB 11)

Attachment 2

Template - Bonus Base

Base Year
__
Form
Bonus in Cash/UNITS
Amounts Included
Cash/UNITS: BRL __
Deferral Period
__ years
Designation Period
From __ to __
Deferral Criteria
__

Attachment 3

Agreement Template

LONG-TERM INCENTIVE PLAN AGREEMENT

By this private instrument, on the one hand:

(a)     [BANCO SANTANDER (BRASIL) S.A., a financial institution with main place of business at Avenida Presidente Juscelino Kubitschek, 2.041 e 2.235, Bloco A, Vila Olímpia, São Paulo City, São Paulo State, registered with the Corporate Taxpayers’ Roll (“CNPJ/MF”) under #90.400.888/0001-42, herein duly represented pursuant to its Articles of Incorporation] or [a member company of Santander Brazil Group] (“Company”);

and, on the other hand:

(b)     The “Participant”, as identified in Attachment 1;

WHEREAS:

(1)      The General Long-Term Incentive Plan (“Plan”) of Banco Santander (Brasil) S.A., registered with the CNPJ/MF under #90.400.888/0001-42 (“Banco Santander Brazil”), and of the companies that are part of Santander Brazil Group, approved in an Extraordinary General Meeting of Banco Santander Brazil, held on __, and an integrating part hereof as Attachment 2, is an opportunity of variable compensation to the Participant;

(2)      The Participant was designated to participate in the Plan under the Bonus Bases and Bonuses attached hereto, which designation took into account, among other factors, the Participant’s seniority, responsibilities, and activities and the risk managed thereby at Santander Brazil Group; and

(3)     The Participant is willing to participate in the Plan, by his own choice, and acknowledges that the Plan is a tool to align the interests of the Company and employees thereof.

NOW, THEREFORE, the parties hereto agree to enter into this Long-Term Incentive Plan Agreement (“Agreement”) under the following clauses and conditions:

1.        Clause 1. Principles of the Agreement

1.1.     The objective of the Agreement is to give effect to the granting of the Bonuses offered to the Participant according to the Bonus Bases, as provided in Attachments 4 and 3, respectively, under the conditions established in the Plan.

1.1.1.           References to the plural form of “Bonus” shall always be construed in line with the provisions in Attachment 4, such that, in the event of a single Bonus, all such references in the plural shall be deemed to refer to a single assumption.

1.2.    The provisions of Clause 1 of the Plan shall also apply to the principles hereof.

2.        Clause 2. Definitions

2.1.     All terms capitalized in this Agreement without definition herein, including gender and number variations thereof, shall have the meanings given thereto in Attachment 1 to the Plan.

2.2.     Headings and titles in this document are for convenience of reference only and are not intended to nor do they limit or affect the meaning of clauses, paragraphs, or articles to which they apply. The terms “including”, “in particular”, and others alike shall be construed as if they were followed by the term “for example”. References to any documents or normative provisions include all changes and additions thereto, except if expressly provided otherwise.

3.        Clause 3. Agreement Particulars

3.1.    The Bonuses granted to the Participant as part of the variable compensation payable to them by the Company are those contained in Attachment 4.

3.2.     The Bonus payment criteria shall be those established in accordance with Clauses 4, 6, and 7 of the Plan, considering, in particular:

(a)     Clause 4: Clauses 4.1, 4.2, 4.3, 4.4, 4.5, and 4.6.

(b)     Clause 6: Clause 6.2

(c)      Clause 7: Clauses 7.4 and 7.5.

4.        Clause 4. Termination, Retirement, Death and Incapacity

4.1.     For the purposes of this Clause, the provision of Clause 9 of the Plan shall apply.

5.        Clause 5. Additional Conditions

5.1.     The Participant shall be subject to all restrictive conditions regarding the trading of their UNITS, as provided in Clause 8 of the Plan.

5.2.     The relationship between the Participant and any company of Santander Brazil Group shall also be subject to the provisions of Clauses 9 and 10 of the Plan.

6.        Clause 6. Effectiveness Date

6.1.     This Agreement shall enter into force on this date and remain valid indefinitely.

6.2.     Except for the assumption provided in Clause 6.3 below and within the limits thereof, this Agreement is executed on an irrevocable and irreversible basis and constitutes an extrajudicial enforceable instrument under the civil procedure legislation, thus being binding upon the parties hereto and their heirs, beneficiaries, or successors at any time and to any effect.

6.3.    In the event of extinguishment, discontinuance, or change of the Plan under Clause 11.2 thereof, this Agreement may be unilaterally terminated by the Company, provided, however, that the rights already held by the Participant with regard to Bonus installments pending payment shall be observed. Subsequently, the assumptions of Clauses 9.2 “(a)(ii)” or “(b)(i)” of the Plan shall apply.

7.        Clause 7. Miscellaneous

7.1      It is hereby expressly agreed that the failure by either party to exercise any rights, powers, remedies, or faculties established by law or hereunder shall not operate as novation, as well as any tolerance as to the delayed compliance with any obligations by any of the parties, such that the other party, at its sole discretion, may exercise at any time such rights, powers, remedies, or faculties, which shall be cumulative and not exclusive of those established by law.

7.2.    The rights and benefits of this Plan shall be granted to the Participants on a strictly personal basis, and may not be encumbered, assigned, or transferred to third parties, except for the possibility of inuring to the benefit of their respective successors in the event of death of the Participant under Clause 4 above.

7.3.     The Plan and the Agreement, as applicable to the Bonus Bases and Bonuses, shall represent a modality of investment in the stock market involving a high level of risk. The Participant represents to understand that the Company is subject to several risk factors that may negatively impact its business and results, as well as, subsequently, the value of the investments made in Bonus Bases and Bonuses. Additionally, the Participant agrees that:

(a)     They had the option of not executing this Agreement;

(b)     The Agreement represents a benefit to the Participant in addition to their current compensation package; and

(c)      The Agreement represents an investment opportunity used to encourage good performance from the Participant at the Company.

7.4.    The Company shall observe the tax, labor, and social security legislation applicable to the Bonus payment, including with regard to any tax withholding at the source for amounts paid to the Participants, when applicable, provided, however, that the Participant shall be responsible for observing the tax legislation in force and for the respective payment of taxes applicable to the Bonus in the event a charge is attributed thereto by the tax legislation.

7.5.     In the event of default by the Participant on any obligations assumed hereunder, especially for cases involving Bonus in UNITS, the Company shall be entitled to rely on any of the alternatives contained in article 107 of Law 6,404/76.

8.        Clause 8. Venue

8.1.    The courts of the judicial district of the city and state of São Paulo are hereby elected to settle any controversy arising out hereof, to the exclusion of any other, however privileged it may be.

In witness whereof, the parties, by themselves and by their heirs and successors, shall be bound to perform its obligations hereunder and have executed the paper or electronic version of this Agreement through their personal access to the system of the Company’s Human Resources Department, accepting, for all legal purposes, the validity and effectiveness hereof as of such execution.

São Paulo, __

BANCO SANTANDER (BRASIL) S.A.

PARTICIPANT

Attachment 1

Participant: [●]

Attachment 2

Plan

Attachment 3

Applicable Bonus Bases

Attachment 4

Bonus

Base Year
__
Form
Bonus in Cash/UNITS
Initial Base
Cash/UNITS: BRL __
Cash Installment
Cash Installment: __
Deferred Installment:
Deferred Installment: __
Deferral Period
__ years
Annual Maximum

Deferral Criteria
__

EXHIBIT IV – Related Documents and Links

All documents mentioned herein may be found in the websites mentioned below. Additionally, each website includes, specifically, the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br: Information about the Company, such as corporate governance practices, resumes of the other members of the Board of Directors.

▪    www.cvm.gov.br: Corporate Law, CVM Instructions 480, 481 and 552.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 18, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer